OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Class A Common Stock
of
PEROT SYSTEMS CORPORATION
at
$30.00 Net Per Share
by
DII — HOLDINGS INC.
an indirect, wholly-owned subsidiary of
DELL INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, NOVEMBER 2, 2009, UNLESS THE OFFER IS EXTENDED.

DII — Holdings Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Dell”), is offering to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share (the “Shares”), of Perot Systems Corporation, a Delaware corporation (“Perot Systems”), at a purchase price of $30.00 per Share (such price, or any higher per Share price paid in the Offer, the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 20, 2009 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Dell, the Purchaser and Perot Systems. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into Perot Systems (the “Merger”) with Perot Systems continuing as the surviving corporation and an indirect, wholly-owned subsidiary of Dell. Each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held in the treasury of or reserved for issuance by Perot Systems and Shares owned by Dell or the Purchaser or direct or indirect wholly-owned subsidiaries of Dell or Perot Systems, all of which will be cancelled and extinguished, and any Shares held by stockholders who validly exercise appraisal rights under Delaware law) will be converted in the Merger into the right to receive an amount in cash equal to $30.00 or any higher per Share price paid in the Offer, without interest thereon and less any applicable withholding or stock transfer taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below), (ii) the expiration or termination of all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable antitrust, competition or merger control laws and (iii) since September 20, 2009, a Company Material Adverse Effect (as defined in Section 15 — “Certain Conditions to the Offer”) has not occurred with respect to Perot Systems. The Minimum Condition requires that there has been validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares which, when taken together with the Shares, if any, beneficially owned by Dell, the Purchaser or any of their affiliates, represents at least 66 2/3% of the total outstanding Shares ((a) assuming the issuance of all Shares (other than the Top-Up Option Shares (as defined below)) upon the exercise, conversion or exchange of all outstanding options, warrants, convertible or exchangeable securities and similar rights; provided, that only such outstanding options that vest on or before December 31, 2010 will be included for this calculation but regardless of the conversion or exercise price or other terms and conditions thereof, and (b) excluding Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed). See Section 15 — “Certain Conditions of the Offer.”

Perot Systems has informed us that, as of September 17, 2009, there were (i) 121,322,396 Shares outstanding, (ii) a total of 2,829,718 restricted stock units and stock appreciation rights settleable in Shares outstanding and (iii) a total of 11,442,532 Shares issuable upon the exercise of outstanding options which vest on or before December 31, 2010. Based upon the foregoing, we believe the Minimum Condition would be satisfied if at least 90,396,429 Shares are validly tendered and not properly withdrawn prior to the Expiration Date, assuming no additional Share issuances by Perot Systems (including pursuant to option exercises). The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number of Shares outstanding at the Expiration Date and the number of Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed.

The Perot Systems Board of Directors, among other things, has unanimously (by all directors present) (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Perot Systems and its stockholders, and declared the Merger Agreement advisable; (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Tender Agreements (as defined herein), the Offer and the Merger; and (iii) recommended that the stockholders of Perot Systems accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if applicable, approve and adopt the Merger Agreement and the Merger.

A summary of the principal terms of the Offer appears on pages S-i through S-viii. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

October 2, 2009

IMPORTANT

If you wish to tender all or a portion of your Shares in the Offer, you must either (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you hold Shares in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other materials related to the Offer may be found at http://www.sec.gov.

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read this Offer of Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery carefully and in their entirety. Dell and the Purchaser have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

Securities Sought	All issued and outstanding shares of Class A Common Stock, par value $0.01 per share, of Perot Systems.

Price Offered Per Share	$30.00 net to you in cash, without interest thereon and less any applicable withholding or stock transfer taxes.

Scheduled Expiration of Offer	12:00 midnight, New York City time, on Monday, November 2, 2009, unless the Offer is extended. As used in this summary term sheet, “expiration date” means the latest time and date on which the Offer, as it may be extended by the Purchaser, expires. See Section 1 — “Terms of the Offer.”

Purchaser	DII — Holdings Inc., an indirect, wholly-owned subsidiary of Dell Inc.

Who is offering to buy my securities?

We are DII — Holdings Inc., a Delaware corporation formed for the purpose of making the Offer. We are an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation. Dell is a leading technology solutions provider in the IT industry and the number one supplier of computer systems in the United States, and the number two supplier worldwide, according to IDC Worldwide Quarterly PC Tracker. Dell offers a broad range of products, including mobility products, desktop PCs, software and peripherals, servers and networking, and storage products.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to DII — Holdings Inc. and, where appropriate, Dell Inc. We use the term “Dell” to refer to Dell Inc. alone, or where appropriate, to Dell and its subsidiaries other than DII — Holdings Inc., the term “Purchaser” to refer to DII — Holdings Inc. alone, and the terms “Perot Systems” or the “Company” to refer to Perot Systems Corporation.

See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Dell and the Purchaser.”

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of Perot Systems on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Perot Systems Class A Common Stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $30.00 per Share net to you, in cash, without interest thereon and less any applicable withholding or stock transfer taxes. We refer to this amount or any higher per share price paid in the Offer as the “Offer Price.” If you are the record owner of your Shares (i.e., a stock certificate has been issued to you) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and the holder of your Shares tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee

S-i

may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. The Purchaser, Dell and Perot Systems have entered into an Agreement and Plan of Merger dated as of September 20, 2009 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of the Purchaser with and into Perot Systems with Perot Systems continuing as the surviving corporation and an indirect, wholly-owned subsidiary of Dell (the “Merger”).

See Section 11 — “The Transaction Agreements — The Merger Agreement” and Section 15 — “Certain Conditions of the Offer.”

Do you have the financial resources to pay for the Shares?

Yes. We estimate that we will need approximately $4.1 billion to purchase all of the Shares pursuant to the Offer and the Merger, assume or pay off existing Perot Systems debt and pay all related fees and expenses. Dell will provide us with sufficient funds to purchase all Shares properly tendered in the Offer and provide funding for the Merger out of cash on hand and borrowings at prevailing effective rates under Dell’s commercial paper program. The consummation of the Offer is not subject to any financing condition.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not believe our financial condition is relevant to your decision whether to tender your Shares in the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	as described above, we, through our parent company, Dell, will have sufficient funds to purchase all Shares validly tendered, and not properly withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow the successful completion of the Offer;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we will acquire any remaining Shares for the same cash price in the Merger.

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, on Monday, November 2, 2009 to tender your Shares in the Offer, unless we extend the Offer. In addition, if we decide to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

S-ii

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, unless the Merger Agreement is terminated in accordance with its terms, and without the consent of Perot Systems, we:

(i) will extend the expiration date for any period required by the rules and regulations of the Securities and Exchange Commission (the “SEC”) or the New York Stock Exchange (the “NYSE”) applicable to the Offer, including in connection with an increase in the Offer Price;

(ii) will extend the expiration date, if on any then scheduled expiration date any of the conditions to our obligation to purchase Shares set forth in Section 15 — “Certain Conditions to the Offer” is not satisfied or waived by Dell, for such periods of up to five business days at a time (or such other period as shall be approved by Perot Systems) as the Purchaser may deem reasonably necessary, but, except as provided in clause (iii) below or as required by the rules and regulations of the SEC or the NYSE applicable to the Offer (including in connection with an increase in the Offer Price), in no event may the expiration date be extended by this clause (ii) to a date later than March 22, 2010 or such later date as it may be extended pursuant to the Merger Agreement (the “Outside Date”); and

(iii) may extend the expiration date beyond the Outside Date for up to a period not to exceed the period which ends on the 15th business day after the date that either (w) Perot Systems shall have publicly announced the receipt of an Acquisition Proposal (as defined in the Merger Agreement) in the event such announcement is made less than 10 business days prior to the Outside Date, (x) Perot Systems publicly announces its reaffirmation of its approval or recommendation of the Offer following the public announcement of the receipt of any Acquisition Proposal in the event that such reaffirmation or announcement is made less than 10 business days prior to the Outside Date, (y) an Adverse Recommendation Change (as defined in the Merger Agreement) has occurred prior to the Outside Date or (z) Perot Systems advises Dell of an Acquisition Proposal in accordance with Section 5.3 of the Merger Agreement if such advisement is received by Dell less than 10 business days prior to the Outside Date.

However, we will not extend the Offer if all of the conditions to the Offer are satisfied or waived and we are permitted under applicable law to accept for payment and pay for validly tendered Shares that are not properly withdrawn.

In addition, we have agreed in the Merger Agreement that, if the Shares we acquire in the Offer (together with Shares owned of record by Dell, us and our direct and indirect subsidiaries) represent less than 90% of the then-outstanding Shares, we may, without the consent of Perot Systems, extend the Offer for a subsequent offering period of up to 20 business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer or provide a subsequent offering period, we will inform BNY Mellon Shareowner Services, which is the depositary for the Offer (the “Depositary”), of that fact and will issue a press release announcing the extension of the Offer or the subsequent offering period not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1 — “Terms of the Offer.”

What is the “Top-Up Option” and when could it be exercised?

Under the Merger Agreement, if we do not own at least one share more than 90% of the total outstanding Shares (excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures as to which delivery has not been completed as of the time of exercise of the Top-Up Option) after our acceptance of and deposit of payment for Shares pursuant to the Offer, we have the option, subject to certain limitations, to purchase from Perot Systems up to that number of newly issued Shares sufficient to cause us (including any of our subsidiaries) to own,

S-iii

immediately after the exercise of such option and the issuance of such Shares, one share more than 90% of the total outstanding Shares at a price per Share equal to the Offer Price to enable us to effect the Merger as a short-form merger without a vote or any further action by the stockholders of Perot Systems. We refer to this option as the “Top-Up Option” and to the Shares we may purchase under the Top-Up Option as the “Top-Up Option Shares.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	the satisfaction of the Minimum Condition which requires that there has been validly tendered and not properly withdrawn on or prior to the expiration date a number of Shares which, when taken together with the Shares, if any, beneficially owned by Dell, the Purchaser or any of their affiliates, represents at least 66 2/3% of the total outstanding Shares ((i) assuming the issuance of all Shares (other than the Top-Up Option Shares) upon the exercise, conversion or exchange of all outstanding options, warrants, convertible or exchangeable securities and similar rights; provided, that only such outstanding options that vest on or before December 31, 2010 will be included for this calculation but regardless of the conversion or exercise price or other terms and conditions thereof, and (ii) excluding Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed);

•	the expiration or termination of all applicable waiting periods (and any extensions thereof) under the HSR Act and any other applicable antitrust, competition or merger control laws; and

•	since September 20, 2009, a Company Material Adverse Effect (as defined in Section 15 — “Certain Conditions to the Offer”) has not occurred with respect to Perot Systems.

The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. We expressly reserve the right to waive any such conditions prior to the expiration date, but we cannot, without Perot Systems’ consent, (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) amend or waive satisfaction of the Minimum Condition, (iv) impose additional conditions to the Offer, (v) make any change in the Offer that would require an extension or delay of the then current Expiration Date, except to the extent described above under “— Can the Offer be extended and under what circumstances?”, (vi) modify or amend the conditions to the Offer set forth in Section 15 — “Certain Conditions to the Offer” (other than to waive such conditions, except for the Minimum Condition) or (vii) modify or amend any other term of the Offer, in the case of clauses (vi) and (vii), in any manner materially adverse to the holders of Shares in their capacities as holders of Shares. There is no financing condition to the Offer.

See Section 15 — “Certain Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the record holder (i.e., a stock certificate has been issued to you), you can tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the date and time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, the institution that holds your Shares can tender your Shares on your behalf, and may be able to tender your Shares through The Depository Trust Company. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the expiration of the Offer, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

S-iv

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the expiration date of the Offer. In addition, if we have not accepted your Shares for payment by December 1, 2009, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Perot Systems Board of Directors think of the Offer?

The Perot Systems Board of Directors, among other things, has unanimously (by all directors present) (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Perot Systems and its stockholders, and declared the Merger Agreement advisable; (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Tender Agreements, the Offer and the Merger; and (iii) recommended that the stockholders of Perot Systems accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if applicable, approve and adopt the Merger Agreement and the Merger.

A more complete description of the reasons of the Perot Systems Board of Directors’ approval and recommendation of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to you together with this Offer to Purchase.

Are there any employment arrangements between Dell and Perot Systems’ executive officers or other key employees under which Perot Systems’ executive officers or other key employees will be entitled to receive compensation?

Dell expects to enter into employment arrangements upon completion of the Merger with Peter A. Altabef, President & Chief Executive Officer; Thomas D. Williams, Vice President, Chief Administrative Officer, General Counsel & Secretary; John E. Harper, Chief Financial Officer; Jeffrey Renzi, Executive Vice President — Sales & Marketing; Scott Barnes, Vice President — Infrastructure Solutions; Eugene Carrick, President — Government Services; Steven Curts, Vice President — Commercial Solutions Group; Anurag Jain, Vice President — Applications Solutions and Insurance and Business Process Solutions; Charles Lyles, Vice President — Healthcare; and John Lyon, Vice President & Director of Corporate Finance, pursuant to which these executive officers and key employees will be entitled to certain employment compensation, severance, equity rollover, restricted stock unit grants and other employee benefits arrangements. In addition, Dell has entered into a retention agreement with Russell Freeman, Chief Operating Officer and is expected to offer to enter into retention agreements with two other officers of Perot Systems.

See Section 11 — “The Transaction Agreements — Employment Arrangements.”

Have any stockholders already agreed to tender their Shares in the Offer?

Yes. All executive officers and directors and certain principal stockholders of Perot Systems have entered into tender and voting agreements with Dell and us pursuant to which, among other things, those stockholders have agreed to tender the Shares beneficially owned by them in the Offer (or, in the case of the Perot Family Trust, it may at its option tender its Shares or hold its Shares for payment upon the Merger) and to vote such shares in favor of the Merger. Based on information provided by these executive officers, directors and principal stockholders, an aggregate of 29,115,819 Shares

S-v

(which does not include Shares that may be tendered by the Perot Family Trust), representing approximately 21.5% of the outstanding Shares (calculated in the same manner as the Minimum Condition) as of September 17, 2009, will be tendered by such stockholders in the Offer. The covenants and agreements to tender and vote Shares pursuant to the tender and voting agreements will terminate upon the earlier of (i) the termination of the Merger Agreement or (ii) the Effective Time.

If at least 66 2/3% of the Shares are tendered and accepted for payment, will Perot Systems continue as a public company?

No. Following the purchase of the Shares in the Offer, we expect to consummate the Merger. If we purchase at least 66 2/3% of the Shares in the Offer, we will have sufficient voting power to approve and adopt the Merger and the Merger Agreement at a meeting of Perot Systems stockholders without the affirmative vote of any other Perot Systems stockholder. If the Merger takes place, Perot Systems will no longer be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that Perot Systems’ Class A Common Stock will no longer be eligible to be traded through the NYSE or other securities exchanges, there may not be an active public trading market for Perot Systems Class A Common Stock, and Perot Systems may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies.

See Section 13 — “Certain Effects of the Offer.”

If we successfully complete the Offer, what will happen to the Perot Systems board of directors?

If we purchase at least 66 2/3% of the Shares in the Offer, under the Merger Agreement Dell will become entitled to designate a proportional number of the members of the Perot Systems board of directors, subject to the continued service of at least three independent directors on the Perot systems board of directors. In such case, promptly following a request from Dell, Perot Systems must use reasonable best efforts to cause Dell’s designees to be elected or appointed to its board of directors in such number as is proportionate to Dell’s Share ownership, including seeking and accepting resignations of incumbent directors.

After the election or appointment of the directors designated by Dell to the Perot Systems board of directors and prior to the Effective Time, under the terms of the Merger Agreement, the affirmative vote of a majority of the independent directors is required to (i) authorize any agreement between Perot Systems and any of its subsidiaries, on the one hand, and Dell, the Purchaser and any of their affiliates (other than Perot Systems and any of its subsidiaries), on the other hand, (ii) amend or terminate the Merger Agreement on behalf of Perot Systems, (iii) use or waive any of Perot Systems’ rights or remedies under the Merger Agreement, (iv) extend the time for performance of Dell’s or the Purchaser’s obligations under the Merger Agreement or (v) take any other action by Perot Systems in connection with the Merger Agreement or the transactions contemplated thereby required to be taken by the Perot Systems board of directors.

See Section 11 — “The Transaction Agreements — The Merger Agreement — Board of Directors.”

Will the Offer be followed by a second-step merger if all the Shares are not tendered in the Offer?

Yes. If the Offer is consummated and the other conditions to the Merger, including the vote of the stockholders (if required by applicable law) are satisfied or waived, the Purchaser will merge with and into Perot Systems and all then outstanding Shares (other than those held in the treasury of or reserved for issuance by Perot Systems and those held by Dell or the Purchaser or direct or indirect wholly-owned subsidiaries of Dell or Perot Systems or by stockholders who validly exercise appraisal rights (as described below)) will be cancelled and converted in the Merger into the right to receive an amount in cash equal to the highest price per Share paid pursuant to the Offer, without interest thereon and less any applicable withholding or stock transfer taxes. If we purchase at least 66 2/3% of the total outstanding Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Perot Systems. Furthermore, if pursuant to the Offer or otherwise (including by exercise of the Top-Up Option, as described above) we own at least 90% of the total outstanding Shares, we will be able to, and as promptly as practicable will, effect the Merger as a short-form merger in accordance with Delaware law without any further action by the other remaining stockholders of Perot Systems.

S-vi

See the “Introduction” to this Offer to Purchase and Section 11 — “The Transaction Agreements — The Merger Agreement.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger is consummated, Perot Systems’ stockholders who do not tender their Shares in the Offer will, unless they validly exercise appraisal rights (as described below), receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are consummated, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger if you do not vote in favor of the Merger, subject to and in accordance with Delaware law. See Section 17 — “Appraisal Rights.” However, if the Offer is consummated but the Merger is not consummated, the number of Perot Systems stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described below, Perot Systems may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

See Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On September 18, 2009, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the closing price of the Shares on the NYSE was $17.91 per Share. On October 1, 2009, the last full day of trading before the commencement of the Offer, the closing price of the Shares on the NYSE was $29.72 per Share. The Offer Price represents a premium of approximately 67.5% over the closing price of the Shares on the NYSE on September 18, 2009, the last full day of trading before the public announcement of the Offer and the Merger, a premium of approximately 76.5% over the average closing price of the Shares one month prior to such announcement and a premium of approximately 115.4% over the average closing price of the Shares for the one year period ended September 18, 2009.

We encourage you to obtain current market quotations for the Shares before deciding whether to tender your Shares.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, you will be entitled to seek appraisal rights in connection with the Merger if you do not tender Shares in the Offer and do not vote in favor of the Merger, subject to and in accordance with Delaware law.

See Section 17 — “Appraisal Rights.”

What will happen to my Perot Systems options in the Offer and the Merger?

Each option to purchase Shares or stock appreciation right settleable in Shares (collectively, the “Perot Systems Stock Option Awards”) that was granted under a Perot Systems equity based compensation plan (the “Perot Systems Stock Plans”) and outstanding immediately prior to the time that Perot Systems becomes a member of the same “affiliated group” (as defined in Section 1504 of the Internal Revenue Code) of Dell (such time the “80% Threshold Time”) will vest and be cancelled subject to and immediately following the 80% Threshold Time and the holder will receive as soon as administratively practicable following the 80% Threshold Time an amount in cash (without interest thereon and subject to any applicable withholding tax) equal to the product of (x) the excess, if any, of the highest price per Share paid pursuant to the Offer over the exercise price or base price, as applicable, per Share of such Perot Systems Stock Option Award multiplied by (y) the total number of Shares subject to such Perot Systems Stock Option Award.

September 30, 2009 (the “ESPP Exercise Date”) was the end of the last purchase period under the Perot Systems’ 1999 Employee Stock Purchase Plans (the “ESPPs”) and there will be no subsequent purchase periods

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under the ESPPs. Perot Systems will take such action as may be necessary to terminate the ESPPs as of the Effective Time or such earlier date as determined by Perot Systems to be administratively reasonable. Each ESPP participant’s accumulated payroll contributions as of the ESPP Exercise Date were applied toward the purchase of Shares in accordance with the terms of the ESPP. As promptly as reasonably practicable following the ESPP Exercise Date, following the application of accumulated payroll contributions toward the purchase of Shares, Dell will cause or permit Perot Systems or the Purchaser, as applicable, to return to participants any of their respective accumulated payroll contributions not applied to the purchase of Shares under the ESPPs, if any.

See Section 11 — “The Transaction Agreements — The Merger Agreement.”

Can holders of vested Perot Systems Stock Option Awards participate in the Offer?

The Offer is only for Shares and not for any Perot Systems Stock Option Awards to acquire Shares. As described above, holders of Perot Systems Stock Option Awards will receive, as soon as administratively practicable following the 80% Threshold Time, an amount in cash (without interest thereon and subject to any applicable withholding tax) equal to the product of (x) the excess, if any, of the highest price per Share paid pursuant to the Offer over the exercise price or base price, as applicable, per Share of such Perot Systems Stock Option Award multiplied by (y) the total number of Shares subject to such Perot Systems Stock Option Award.

If you hold vested but unexercised Perot Systems Stock Option Awards and you wish to participate in the Offer, you must exercise your Perot Systems Stock Option Awards in accordance with the terms of the applicable Perot Systems Stock Plans and tender the Shares received upon the exercise in accordance with the terms of the Offer.

What will happen to my Perot Systems restricted stock units in the Offer and the Merger?

Each restricted stock unit that is outstanding under any Perot Systems Stock Plan immediately prior to the 80% Threshold Time will become vested or earned and be cancelled subject to and immediately following the 80% Threshold Time and the holder will receive as soon as practicable following the 80% Threshold Time an amount in cash (without interest thereon and subject to any applicable withholding tax) equal to the product of (x) the highest price per Share paid pursuant to the Offer multiplied by (y) the total number of Shares subject to such restricted stock unit. However, outstanding restricted stock units under the Amended and Restated Perot Systems Corporation 2006 Non-Employee Director Equity Compensation Plan will be paid upon termination of an individual’s services as a director. Certain employees of Perot Systems may roll over equity awards of Perot Systems that are unvested immediately prior to the 80% Threshold Time into restricted stock units of Dell as described in Section 11 — “The Transaction Agreements — The Merger Agreement — Perot Systems Options and Restricted Stock Units.”

See Section 11 — “The Transaction Agreements — The Merger Agreement.”

What are the material United States federal income tax consequences of tendering Shares?

If you are a U.S. Holder (as defined in Section 5 — “Material United States Federal Income Tax Consequences”), the receipt of cash in exchange for your Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, or foreign income or other tax laws. In general, if you are a U.S. Holder, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. If you are a Non-U.S. Holder (as defined in Section 5 — “Material United States Federal Income Tax Consequences”), the receipt of cash in exchange for your Shares in the Offer or the Merger will generally not be a taxable transaction for U.S. federal income tax purposes. You are urged to consult with a tax advisor to determine your particular tax consequences. See Section 5 — “Material United States Federal Income Tax Consequences” for a more detailed discussion of the U.S. federal income tax considerations relevant to the Offer and the Merger.

Whom should I call if I have questions about the Offer?

You may call D.F. King & Co., Inc., the information agent (the “Information Agent”) for our tender offer, at the telephone numbers set forth on the back cover of this Offer to Purchase for additional information.

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To the Holders of Shares of
Class A Common Stock of Perot Systems Corporation:

INTRODUCTION

We, DII — Holdings Inc., a Delaware corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Dell”), are offering to purchase for cash all outstanding shares of Class A Common Stock, par value $0.01 per share (the “Shares”), of Perot Systems Corporation, a Delaware corporation (“Perot Systems” or the “Company”), at a price of $30.00 per Share (such price, or any higher price per Share paid pursuant to the Offer, the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which collectively, as each may be amended or supplemented from time to time, constitute the “Offer”).

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of September 20, 2009 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Dell, the Purchaser and Perot Systems. The Merger Agreement provides, among other things, for the making of the Offer and also provides that, following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into Perot Systems (the “Merger”) with Perot Systems continuing as the surviving corporation and an indirect, wholly-owned subsidiary of Dell. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held in the treasury of or reserved for issuance by Perot Systems and Shares owned by Dell or the Purchaser or direct or indirect wholly-owned subsidiaries of Dell or Perot Systems, all of which will be cancelled and extinguished, and any Shares held by stockholders who validly exercise their appraisal rights in connection with the Merger as described in Section 17 — “Appraisal Rights”) will be converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding or stock transfer taxes.

In connection with the Merger Agreement, Dell and the Purchaser have entered into Tender and Voting Agreements (the “Tender Agreements”) with all executive officers and directors and certain principal stockholders of Perot Systems (the “Tendering Stockholders”). Pursuant to the Tender Agreements, the Tendering Stockholders have agreed, among other things, to tender Shares to the Purchaser in the Offer (or, in the case of the Perot Family Trust, it may at its option tender its Shares or hold its Shares for payment upon the Merger) and to vote such Shares in favor of the Merger. Based on information provided by the Tendering Stockholders, an aggregate of 29,115,819 Shares (which does not include Shares that may be tendered by the Perot Family Trust), representing approximately 21.5% of the outstanding Shares (calculated in the same manner as the Minimum Condition) as of September 17, 2009, will be tendered by the Tendering Stockholders in the Offer. The covenants and agreements to tender and vote Shares pursuant to the Tender Agreements will terminate upon the earlier of (i) the termination of the Merger Agreement or (ii) the Effective Time.

The Merger Agreement and the Tender Agreements are more fully described in Section 11 — “The Transaction Agreements,” which also contains a discussion of the treatment of stock options and other Perot Systems equity awards.

Tendering stockholders who are record owners of their Shares (i.e. a stock certificate has been issued to such tendering stockholder) and who tender directly to BNY Mellon Shareowner Services (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Perot Systems Board of Directors, among other things, has unanimously (by all directors present) (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Perot Systems and its stockholders, and declared the Merger Agreement advisable; (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Tender Agreements, the Offer and the Merger; and (iii) recommended that the stockholders of Perot Systems accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if applicable, approve and adopt the Merger Agreement and the Merger.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below), (ii) the expiration or termination of all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable laws regulating antitrust, competition or merger control and (iii) since September 20, 2009, a Company Material Adverse Effect (as defined in Section 15 — “Certain Conditions to the Offer”) has not occurred with respect to Perot Systems. The Minimum Condition requires that there has been validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares which, when taken together with the Shares, if any, beneficially owned by Dell, the Purchaser or any of their affiliates, represents at least 66 2/3% of the total outstanding Shares ((a) assuming the issuance of all Shares (other than the Top-Up Option Shares (as defined below)) upon the exercise, conversion or exchange of all outstanding options, warrants, convertible or exchangeable securities and similar rights; provided, that only such outstanding options that vest on or before December 31, 2010 will be included for this calculation but regardless of the conversion or exercise price or other terms and conditions thereof, and (b) excluding Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed). The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

Perot Systems has informed us that, as of September 17, 2009, there were (i) 121,322,396 Shares outstanding, (ii) a total of 2,829,718 restricted stock units and stock appreciation rights settleable in Shares outstanding and (iii) a total of 11,442,532 Shares issuable upon the exercise of outstanding options which vest on or before December 31, 2010. Based upon the foregoing, we believe the Minimum Condition would be satisfied if at least 90,396,429 Shares are validly tendered and not properly withdrawn prior to the Expiration Date, assuming no additional Share issuances by Perot Systems (including pursuant to option exercises). The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number of Shares outstanding at the Expiration Date and the number of Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of stockholders of Perot Systems, if required by Delaware law. Pursuant to Perot Systems’ Certificate of Incorporation, the affirmative vote of at least 66 2/3% of the outstanding Shares is the only vote of any class or series of Perot Systems’ capital stock that would be necessary to adopt the Merger Agreement at any required meeting of Perot Systems’ stockholders. If we purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Perot Systems. In addition, Delaware law provides that if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such shares may merge such subsidiary into itself, or itself into such subsidiary, pursuant to the “short-form” merger provisions of the General Corporation Law of the State of Delaware (the “DGCL”), without any action or vote on the part of the Board of Directors or the stockholders of such other corporation. Under the Merger Agreement, if, after the expiration of the Offer and the acceptance of Shares for payment, the expiration of any subsequent offering period, the purchase, if applicable, of the Top-Up Option Shares (as described below) and, if necessary, the expiration of the period for guaranteed delivery of Shares in the Offer, Dell or any direct or indirect subsidiary of Dell, taken together, owns at least 90% of the total outstanding Shares, Dell and Perot Systems are required to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction of such threshold, without a meeting of the holders of Shares, as a short-form merger in accordance with Section 253 of the DGCL. In order to facilitate a short-form merger following the completion of the Offer, Perot Systems has granted to Dell and the Purchaser an option (the “Top-Up Option”) to purchase from Perot Systems, at a price per Share equal to the Offer Price, up to that number of newly issued Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned, directly or indirectly, by Dell or the Purchaser at the time of such exercise (excluding Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed as of such time), constitutes one Share more than 90% of the sum of (x) the total number of Shares outstanding immediately after the issuance of the Top-Up Option Shares and (y) the total number of Shares that are issuable within ten business days after the issuance of the Top-Up Option Shares upon the vesting, conversion or exercise of all outstanding options, warrants, convertible or exchangeable securities and similar rights, regardless of the conversion or exercise price or other terms and conditions thereof.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

The Purchaser is offering to purchase all of the outstanding Shares of Perot Systems. According to Perot Systems, as of the close of business on September 17, 2009, there were (w) an aggregate of 121,322,396 Shares issued and outstanding and (x) an aggregate of 15,915,046 Shares subject to and reserved for issuance upon (1) exercise of Perot Systems Stock Option Awards or (2) lapse of restrictions on Perot Systems Restricted Stock Units granted under the 2001 Long-Term Incentive Plan, the 1996 Non-Employee Director Stock Option/Restricted Stock Plan, and the 2006 Non-Employee Director Equity Compensation Plan, (y) an aggregate of 32,682,156 Shares subject to and reserved for issuance under the 2001 Long-Term Incentive Plan, the 2006 Non-Employee Director Equity Compensation Plan and the 2003 Non-Employee Director Equity Compensation Plan, and (z) an aggregate of 3,921,796 Shares reserved for issuance pursuant to the ESPPs.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Monday, November 2, 2009, unless we extend the period during which the Offer is open in accordance with the Merger Agreement, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below), (ii) the expiration or termination of all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable antitrust, competition or merger control laws and (iii) since September 20, 2009, a Company Material Adverse Effect (as defined in Section 15 — “Certain Conditions to the Offer” has not occurred with respect to Perot Systems. The Minimum Condition requires that there has been validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares which, when taken together with the Shares, if any, beneficially owned by Dell, the Purchaser or any of their affiliates, represents at least 66 2/3% of the total outstanding Shares ((a) assuming the issuance of all Shares (other than the Top-Up Option Shares (as defined below)) upon the exercise, conversion or exchange of all outstanding options, warrants, convertible or exchangeable securities and similar rights; provided, that only such outstanding options that vest on or before December 31, 2010 will be included for this calculation but regardless of the conversion or exercise price or other terms and conditions thereof, and (b) excluding Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed). The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The Merger Agreement provides that unless the Merger Agreement is terminated in accordance with its terms, and without the consent Perot Systems, we (i) will extend the Expiration Date for any period required by the rules and regulations of the SEC or the NYSE applicable to the Offer, including in connection with an increase in the Offer Price, (ii) will extend the Expiration Date if on any then scheduled Expiration Date any of the conditions to our obligation to purchase Shares set forth in Section 15 — “Certain Conditions to the Offer” is not satisfied or waived by Dell, for such periods of up to five business days at a time (or such other period as shall be approved by Perot Systems) as the Purchaser may deem reasonably necessary, but, except as provided in clause (iii) below or as required by the rules and regulations of the SEC or the NYSE applicable to the Offer (including in connection with an increase in the Offer Price), in no event may the Expiration Date be extended by this clause (ii) to a date later than

March 22, 2010 or such later date as it may be extended pursuant to the Merger Agreement (the “Outside Date”), and (iii) may extend the Expiration Date beyond the Outside Date for up to a period not to exceed the period which ends on the 15th business day after the date that either (w) Perot Systems shall have publicly announced the receipt of an Acquisition Proposal (as defined in the Merger Agreement) in the event such announcement is made less than 10 business days prior to the Outside Date, (x) Perot Systems publicly announces its reaffirmation of its approval or recommendation of the Offer following the public announcement of the receipt of any Acquisition Proposal in the event that such reaffirmation or announcement is made less than 10 business days prior to the Outside Date, (y) an Adverse Recommendation Change (as defined in the Merger Agreement) has occurred prior to the Outside Date or (z) Perot Systems advises Dell of an Acquisition Proposal in accordance with Section 5.3 of the Merger Agreement if such advisement is received by Dell less than 10 business days prior to the Outside Date. However, we will not extend the Offer if all of the conditions to the Offer are satisfied or waived and we are permitted under applicable law to accept for payment and pay for validly tendered Shares that are not properly withdrawn.

We have agreed in the Merger Agreement that, without the prior written consent of Perot Systems, we will not (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) amend or waive satisfaction of the Minimum Condition, (iv) impose additional conditions to the Offer, (v) make any change in the Offer that would require an extension or delay of the then current Expiration Date, except to the extent described above, (vi) modify or amend the conditions to the Offer set forth in Section 15 — “Certain Conditions to the Offer” (other than to waive such conditions, except for the Minimum Condition) or (vii) modify or amend any other term of the Offer, in the case of clauses (vi) and (vii), in any manner materially adverse to the holders of Shares in their capacities as holders of Shares.

Except as set forth in the prior paragraph above, and subject to the applicable rules and regulations of the SEC, Dell expressly reserves the right from time to time, in its sole discretion, to waive any condition to the Offer, increase the Offer Price or make any other changes in the terms or conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(l), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality, of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer have not been satisfied or upon the occurrence of any of the events set forth in Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

The Merger Agreement provides that, if the Purchaser has accepted for payment validly tendered Shares in the Offering, but the Purchaser does not acquire a sufficient number of Shares to enable a “short-form” merger as described in Section 11 — “The Transaction Agreements — The Merger Agreement — Short-Form Merger Procedure” to occur, we may in our sole discretion make available a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 of the Exchange Act. A Subsequent Offering Period would be an additional period of time of at least three business days and not more than 20 business days following the Expiration Date, during which stockholders may tender Shares not tendered in the Offer and receive the same Offer Price paid in the Offer. During a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered, and tendering stockholders will not have withdrawal rights. We do not currently intend to provide a Subsequent Offering Period for the Offer, although we reserve the right to do so. If we elect to provide a Subsequent Offering Period, we will issue a press release to that effect no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date.

Perot Systems has provided us with Perot Systems’ stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Perot Systems’ stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” we will accept for payment and pay for Shares validly tendered prior to the Expiration Date (and not withdrawn) promptly after the Expiration Date. If we commence a Subsequent Offering Period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such Subsequent Offering Period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay acceptance for payment of Shares or delay payment for any Share regardless of whether such Shares were theretofore accepted for payment in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any other applicable laws regulating antitrust, competition or merger control laws. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution”

and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and the Share certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us.

Notwithstanding any other provision of this Offer, payment to holders of Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Dell, the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment.  By executing the Letter of Transmittal and tendering certificates or completing the procedure for book-entry transfer, as set forth above, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective if and when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Perot Systems’ stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Perot Systems’ stockholders.

Backup Withholding.  Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders for Shares purchased pursuant to the Offer, each such stockholder who is a U.S. person should provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal or otherwise establish an exemption. If a non-exempt stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payments to the stockholder pursuant to the Offer may be subject to backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after December 1, 2009. If purchase of or payment for Shares is delayed for any reason or if the Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to the Purchaser’s rights under the Offer, tendered Shares may be retained by the Depositary on behalf of the Purchaser and may not be withdrawn except that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date or during any Subsequent Offering Period.

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Dell, the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material United States Federal Income Tax Consequences.

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to beneficial owners of Shares who exchange their Shares for cash pursuant to the Offer or pursuant to the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations, and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This summary is limited to stockholders who hold Shares (each, a “Stockholder,” and collectively, “Stockholders”) as capital assets. In addition, this summary does not address tax considerations which may be applicable to a Stockholder’s particular circumstances or to (i) Stockholders that may be subject to special tax rules (e.g., financial institutions, mutual funds, insurance companies, broker-dealers, tax-exempt organizations and certain expatriates or former long-term residents of the United States) or (ii) Stockholders who acquired Shares in connection with stock option, stock purchase (except as provided below), stock appreciation right, restricted stock unit or restricted stock plans or in other compensatory transactions, or as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those discussed below. This discussion assumes that the Shares are not U.S. real property interests within the meaning of section 897 of the Code. In addition, this summary does not address any U.S. federal estate or gift tax consequences, nor any state, local or foreign tax consequences, of the Offer and the Merger.

BECAUSE YOUR INDIVIDUAL CIRCUMSTANCES MAY DIFFER, YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE OFFER AND THE MERGER ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a Stockholder that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States; (ii) a corporation or an entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, or any state or political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Effect of the Offer and Merger.  The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such U.S. Holder’s adjusted tax basis in the Shares surrendered. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. For non-corporate taxpayers, long-term capital gains are generally taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Special Treatment for ESPP Participants.  Tax treatment may differ for participants in the Perot Systems’ 1999 Employee Stock Purchase Plan/US (the “US ESPP”) who tender some or all of the Shares held in their US ESPP account. Shares that are tendered and accepted for payment will be treated the same as if the participant had sold them. The federal income tax implications of such a disposition will depend on whether the Shares sold were held by the participant for the statutory holding period (the “Holding Period”). The Holding Period is the later of (i) two years from the opening date of the offering period in which the Shares were purchased, and (ii) one year from the date the Shares were purchased.

If the Shares were held for the Holding Period, then the sale of those Shares in the Offer is considered a qualifying disposition under the Code. Accordingly, the participant will be required to recognize ordinary income on the sale of such Shares equal to the lesser of: (i) fifteen percent of the fair market value of the Shares on the opening date of the offering period in which the Shares were purchased; and (ii) the excess of the amount realized on the disposition of the sold Shares over the purchase price for the Shares under the US ESPP. Any additional gain or loss recognized on the disposition of such Shares will be long-term capital gain or loss.

If the Shares have been held for a period shorter than the Holding Period, then the sale of those Shares in the Offer is not a qualifying disposition under the Code. Accordingly, the participant will be required to recognize ordinary income in an amount equal to the excess of the fair market value of the Shares on the original date of purchase over the purchase price paid for the Shares under the US ESPP. Any additional gain or loss recognized on the disposition of the sold Shares will be short-term or long-term capital gain or loss depending on the length of time the participant held the sold Shares.

Please note that regardless of whether or not a US ESPP participant elects to tender Shares obtained under the US ESPP, the consummation of the Merger will result in the disposition of all outstanding Shares acquired under the US ESPP, which disposition will be subject to the tax treatment described above.

The ordinary income recognized on the disposition of Shares purchased under the US ESPP is not subject to federal income and employment tax withholding but will be reported to ESPP participants who dispose of such Shares in the Offer as compensation income on Form W-2.

Information Reporting and Backup Withholding.  Payments made to U.S. Holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding at a rate of 28%. To avoid backup withholding, U.S. Holders that do not otherwise establish an exemption should complete and return the Substitute Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, and the U.S. Holder may obtain a refund of any amounts withheld in excess of the U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner of a Share, other than a partnership, that is not a U.S. Holder.

Effect of the Offer and Merger.  The receipt of cash in exchange for Shares in the Offer or pursuant to the Merger by a Non-U.S. Holder generally will be exempt from U.S. federal income tax, unless:

(a) the gain on the exchange, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

(b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or exchange, and certain other conditions are met.

If gain is effectively connected with the conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax, on a net income basis, on the gain derived from the sale or exchange, except as otherwise required by an applicable U.S. income tax treaty. If the Non-U.S. Holder is a corporation, any such effectively connected gain received by the Non-U.S. Holder may also, under certain circumstances, be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable U.S. income tax treaty). If the Non-U.S. Holder is described in (b) above, such holder will be subject to a 30% U.S. federal income tax on the gain derived from the sale or exchange of Shares, which may be offset by U.S. source capital losses, even though the Non-U.S. Holder is not considered a resident of the United States.

Backup Withholding Tax and Information Reporting.  In general, a Non-U.S. Holder will not be subject to backup withholding or information reporting with respect to a payment made with respect to Shares exchanged for cash in the Offer or the Merger if it provided the Depositary with an IRS Form W-8BEN (or a Form W-8ECI if the gain is effectively connected with the conduct of a U.S. trade or business). If Shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be credited against a Non-U.S. Holder’s U.S. federal income tax liability, and the Non U.S. Holder may obtain a refund of any amounts withheld in excess of its U.S. federal income tax liability provided that the Non-U.S. Holder furnishes the required information to the IRS in a timely manner.

6.	Price Range of Shares; Dividends.

The Shares currently trade on the New York Stock Exchange (the “NYSE”) under the symbol “PER.”

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the periods indicated, as reported on the NYSE by published financial sources.

	High	Low

Year Ended December 31, 2007:
First Quarter	$18.21	$15.64
Second Quarter	18.70	16.13
Third Quarter	17.37	14.53
Fourth Quarter	17.65	12.58
Year Ending December 31, 2008:
First Quarter	$15.63	$11.10
Second Quarter	16.93	14.67
Third Quarter	18.82	14.79
Fourth Quarter	17.29	10.71
Year Ending December 31, 2009:
First Quarter	$14.13	$10.58
Second Quarter	14.87	12.54
Third Quarter	29.94	13.80
Fourth Quarter (through October 1, 2009)	29.79	29.72

On September 18, 2009, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing price of the Shares on the NYSE was $17.91 per Share. On October 1, 2009, the last full day of trading before the commencement of the Offer, the reported closing price of the Shares on the NYSE was $29.72 per Share. The Offer Price represents a premium of approximately 67.5% over the closing price of the Shares on the NYSE on September 18, 2009, the last full day of trading before the public announcement of the Offer and the Merger, a premium of approximately 76.5% over the average closing price of the Shares one month prior to such announcement and a premium of approximately 115.4% over the average closing price of the Shares for the one year period ended September 18, 2009. Stockholders are urged to obtain current market quotations for the Shares.

According to its Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC, Perot Systems has never paid cash dividends on the Shares and it has no current plans to declare or pay any dividends in the future. Under the Merger Agreement, Perot Systems is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Dell.

7.	Certain Information Concerning Perot Systems.

Except as specifically set forth herein, the information concerning Perot Systems contained in this Offer to Purchase has been taken from or is based upon information furnished by Perot Systems or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Perot Systems’ public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue or incomplete in any material respect. However, we do not assume any responsibility for the accuracy or completeness of the information concerning Perot Systems, whether furnished by Perot Systems or contained in such documents and records, or for any failure by Perot Systems to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General.  Perot Systems Corporation is a Delaware corporation with its principal offices located at 2300 West Plano Parkway, Plano, Texas 75075. The telephone number for Perot Systems is (972) 577-0000. According to Perot Systems’ Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Perot Systems is a worldwide provider of information technology (commonly referred to as IT) services and business solutions to a broad range of customers. Perot Systems offers its customers integrated solutions designed around their specific business objectives, chosen from a breadth of services, including technology infrastructure services, applications services, business process services, and consulting services.

Available Information.  The Shares are registered under the Exchange Act. Accordingly, Perot Systems is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Perot Systems’ directors and officers, their remuneration, stock options, stock appreciation rights or restricted stock units granted to them, the principal holders of Perot Systems’ securities, any material interests of such persons in transactions with Perot Systems and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on April 1, 2009 and distributed to Perot Systems’ stockholders. Such information also will be available in Perot Systems’ Solicitation/Recommendation Statement on Schedule 14D-9 and the Information Statement. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Perot Systems, that file electronically with the SEC. You may also obtain free copies of the documents filed with the SEC by Perot Systems at Perot Systems’ website at http://www.perotsystems.com.

Summary Financial Information.  Set forth below is certain summary financial information for Perot Systems and its consolidated subsidiaries excerpted from Perot Systems’ Annual Report on Form 10-K for the fiscal year ended December 31, 2008, its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. More comprehensive financial information is included in such reports and other documents filed by Perot Systems with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

	Six Months Ended		Year Ended
	June 30,		December 31,
	2009	2008	2008	2007
	(In millions, except per share amounts)

Operating Data:
Total revenues	$1,249	$1,385	$2,779	$2,612
Operating income	87	91	186	184
Net income	59	58	117	115
Basic net income per share	.49	.49	0.98	0.94
Diluted net income per share	.49	.48	0.97	0.92

	June 30,		December 31,
	2009	2008	2008	2007
	(In millions)

Balance Sheet Data:
Total assets	$2,012	$1,940	$1,978	$1,900
Total liabilities	617	666	673	657
Stockholder’s equity	1,395	1,274	1,305	1,243

Projected Financial Information.  In connection with Dell’s due diligence review, Perot Systems provided to Dell certain projected financial information concerning Perot Systems. Although Dell was provided with these projections, it did not base its evaluation of Perot Systems on these projections. None of Dell or any of its affiliates or representatives participated in preparing, and they do not express any view on, the projections summarized below, or the assumptions underlying such information. The projections prepared and provided by Perot Systems do not reflect any cost-savings or other benefits that Dell anticipates that Perot Systems may achieve as a result of the combination of Dell’s and Perot Systems’ businesses. The summary of the Perot Systems projections is not included in this Offer to Purchase in order to influence any Perot Systems stockholder to make any investment decision with respect to the Offer or the Merger, including whether to tender Shares in the Offer or whether or not to seek appraisal rights with respect to the Shares.

These internal financial projections were prepared solely by Perot Systems for internal use and were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither Perot Systems’ independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

These financial projections reflect numerous estimates and assumptions made by Perot Systems with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Perot Systems’ business, all of which are difficult to predict and many of which are beyond Perot Systems’ control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including, but not limited to, Perot Systems’ performance, industry performance, general business and economic conditions, the outcome of a pending SEC insider trading investigation, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in Perot Systems’ reports filed with the SEC. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year. In addition, the projections will be affected by Perot Systems’ ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Perot Systems’ control. The projections also reflect assumptions as to certain business decisions that are subject to change. Such projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that Perot Systems, Dell, the Purchaser, any of their respective financial advisors or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied upon as such. None of Perot Systems, Dell, the Purchaser or any of their respective financial advisors or any of their respective affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections described below. None of Perot Systems, Dell, the Purchaser or any of their respective financial advisors or any of their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct such projections if they are or become inaccurate (even in the short term).

The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of Perot Systems by Dell and Purchaser pursuant to the Offer and the Merger. There can be no assurance that the announcement of the Offer and the Merger will not cause customers of Perot Systems to delay or cancel purchases of Perot Systems’ services pending the consummation of the Offer and the Merger or the clarification of Dell’s intentions with respect to the conduct of Perot Systems’ business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of Perot Systems to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

The inclusion of the financial projections herein should not be deemed an admission or representation by Perot Systems, Dell or the Purchaser that they are viewed by Perot Systems, Dell or the Purchaser as material information of Perot Systems, and in fact Perot Systems views the financial projections as non-material because of the inherent risks and uncertainties associated with such long range forecasts. These forecasts assume that 2010 will be a year of stabilization in the healthcare industry, particularly with the expected preparation for federal stimulus-backed initiatives. Management of Perot Systems assumed that Perot Systems will return to historical or near historical growth levels in healthcare beginning in 2011 and continuing for the duration of the projections. The financial projections also assume modest growth in other areas of Perot Systems’ business in 2010. Beyond 2010, management of Perot Systems assumed a growth rate of approximately 5%, which it believes reflects the historical growth rate of the markets in which Perot Systems is active.

These internal financial projections are not being included in this Offer to Purchase to influence your decision whether to tender your shares in the Offer, but only because these internal financial forecasts were made available by Perot Systems to Dell. In addition, Perot Systems provided the same information to its own financial advisors. The information from the these projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Perot Systems contained elsewhere in this Offer to Purchase and Perot Systems’ public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in Perot Systems’ projections, stockholders are cautioned not to place undue, if any, reliance on the projections included in this Offer to Purchase.

Perot Systems Projected Financial Information

	Fiscal Year Ended December 31,
	2009	2010	2011	2012	2013	2014
	(In millions)

Revenue	$2,506.2	$2,568.4	$2,822.7	$3,108.5	$3,430.2	$3,793.0
Operating Income	175.0	184.3	208.8	248.1	292.8	345.4
Net Income After Taxes	117.4	118.2	135.0	161.4	191.4	226.8

8.	Certain Information Concerning Dell and the Purchaser.

Dell Inc. is a Delaware corporation. Dell’s principal executive offices are located at One Dell Way, Round Rock, Texas 78682. The telephone number of Dell’s principal executive offices is (800) 289-3355. Dell is a leading technology solutions provider in the IT industry and the number one supplier of computer systems in the United States, and the number two supplier worldwide, according to IDC Worldwide Quarterly PC Tracker. Dell offers a broad range of products, including mobility products, desktop PCs, software and peripherals, servers and networking, and storage products.

The Purchaser is a Delaware corporation and an indirect, wholly-owned subsidiary of Dell. The Purchaser was organized by Dell to acquire Perot Systems and has not conducted any unrelated activities since its organization. The Purchaser’s principal executive offices are located at the same address as Dell’s principal executive office listed above, and its telephone number at that address is the same telephone number as Dell’s telephone number listed above.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and Dell are listed in Schedule I to this Offer to Purchase.

During the last five years, none of the Purchaser, Dell or, to the best knowledge of the Purchaser and Dell, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described in this Offer to Purchase and in Schedule I hereto, none of Dell, the Purchaser or, to the best knowledge of Dell and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Dell or the Purchaser or any of the persons so listed (i) beneficially owns or has any right to acquire, directly or indirectly, any Shares or (ii) has effected any transaction in the Shares during the past 60 days.

Tom Luce, one of Dell’s directors, is the trustee of certain trusts held for the benefit of the Meyerson family (the “Meyerson Trusts”). The Meyerson Trusts beneficially own (as determined in accordance with Rule 13d-3 under the Exchange Act) an aggregate of 1,845,402 Shares of Perot Systems representing approximately 1.5% of the total Shares outstanding as of September 17, 2009. The Meyerson Trusts’ business address is c/o 2M Capital Management, LLC, 340 Armstrong Avenue, Dallas, TX 75205.

Except as set forth in this Offer to Purchase, none of Dell, the Purchaser or any of their respective subsidiaries or, to the best knowledge of Dell and the Purchaser, any of the persons listed on Schedule I hereto has had during the past two years any transaction with Perot Systems or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between any of Dell, the Purchaser or any of their respective subsidiaries or, to the best knowledge of Dell and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Perot Systems or its affiliates, on the other hand, concerning a merger, consolidation, acquisition, tender offer or other acquisition of Perot Systems securities, an election of Perot Systems directors or a sale or other transfer of a material amount of Perot Systems assets during the past two years.

Available Information.  Dell is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the SEC relating to its business, financial condition and other matters. Such reports and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to Perot Systems in Section 7 — “Certain Information Concerning Perot Systems.”

9.	Source and Amount of Funds.

The Purchaser estimates that it will need approximately $4.1 billion to purchase all of the Shares pursuant to the Offer and the Merger, assume or pay off existing Perot Systems debt and pay all related fees and expenses. Dell will provide the Purchaser with sufficient funds to purchase all Shares properly tendered in the Offer and provide funding for Merger. The Offer is not conditioned upon Dell’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Dell expects to obtain the necessary funds from cash on hand and short-term borrowings under its commercial paper program. Dell does not anticipate a need for any alternative sources of financing for the Offer and the Merger.

Dell has a $1.5 billion commercial paper program that allows Dell to obtain favorable short-term borrowing rates. At August 28, 2009, there were no outstanding advances under the commercial paper program. If Dell elects to use its commercial paper program to provide financing for the Offer and the Merger, Dell will issue commercial paper only to qualified institutional buyers or accredited investors. Dell expects such commercial paper to be issued at a discount to principal amount resulting in an effective yield determined by the market for commercial paper at the time of each such issuance and the maturities of such commercial paper which may not exceed 397 days. A copy of the Issuing and Paying Agency Agreement and the form of the Commercial Paper Dealer Agreement with respect to Dell’s commercial paper program are attached as Exhibit (b)(1) and Exhibit (b)(2) to the Schedule TO, which are incorporated herein by reference, and the foregoing summary of Dell’s commercial paper is qualified by reference to such agreements.

Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares and there is no financing condition to the completion of the Offer, the financial condition of the Purchaser and Dell is not material to a decision by a holder of Shares whether to tender Shares in the Offer.

10.	Background of the Offer; Past Contacts or Negotiations with Perot Systems.

As part of its ongoing evaluation of Dell’s business and strategic direction, our board of directors and senior members of our management, on occasion with outside financial and legal advisors, have from time to time evaluated strategic alternatives and prospects for acquisitions. A focus of these strategic alternatives has included

Dell expanding its offerings of IT services. Over the past several years, through commercial dealings, alliances and other relationships, members of our senior management team, including Mr. Michael S. Dell, Dell’s Chairman of the Board and Chief Executive Officer, have become closely familiar with Perot Systems and senior members of its management, and with Perot Systems’ capabilities in the IT services industry. Through those relationships, Dell’s senior management team and board of directors began to seriously evaluate Perot Systems as an acquisition candidate. In addition, Thomas W. Luce, III, a member of Dell’s board of directors, has long-standing relationships with the Perot family and with some of the senior executives at Perot Systems.

During March and April 2007, senior members of Dell’s management and senior members of Perot Systems’ management had several preliminary discussions regarding the potential strategic benefits and synergies of a possible acquisition of Perot Systems by Dell. During these discussions, the parties did not propose or discuss specific terms of an acquisition.

During late 2007 and through early 2009, senior members of Dell’s management and senior members of Perot Systems management met on a number of occasions to discuss commercial relationships between the companies. During the course of these discussions a possible acquisition of Perot Systems was mentioned by representatives of Dell, but no specific terms were mentioned or discussed. Representatives of Perot Systems indicated that it was not the right time for Perot Systems to pursue a sale transaction.

In early 2009, senior members of Dell’s management, during the course of Dell’s regular operations and its commercial relationship with Perot Systems, discussed strategic options for expanding Dell’s services offerings and considered whether Dell should again approach Perot Systems regarding a possible acquisition.

On April 10, 2009, Mr. Brian T. Gladden, Dell’s Senior Vice President and Chief Financial Officer, and Mr. Stephen F. Schuckenbrock, Dell’s President, Large Enterprise, met with Mr. Peter A. Altabef, Perot Systems’ President and Chief Executive Officer, and Mr. John Harper, Perot Systems’ Chief Financial Officer, to discuss, on a preliminary basis, the potential strategic benefits and synergies of a possible acquisition of Perot Systems by Dell. Dell emphasized in the discussions that the support of the Perot family would be crucial in its decision as to whether to pursue an acquisition of Perot Systems.

On April 14, 2009, Mr. Gladden contacted Mr. Harper by telephone to inform Mr. Harper that Dell was preparing a proposal for the financial terms of an offer to acquire Perot Systems.

On April 16, 2009, a representative of Dell contacted Morgan Stanley regarding its interest in acting as a financial advisor to Dell in various aspects of a possible acquisition of Perot Systems, including determining an appropriate valuation range.

On April 17, 2009, Messrs. Gladden and Schuckenbrock and Mr. Lawrence P. Tu, Dell’s Senior Vice President, General Counsel and Secretary, along with other representatives of Dell, met with Morgan Stanley & Co. Incorporated (“Morgan Stanley”), to discuss the financial and other terms of a potential offer to acquire Perot Systems. Dell also formally engaged Vinson & Elkins L.L.P. (“Vinson & Elkins”) to serve as its outside counsel with respect to the transaction.

On April 20, 2009, Messrs. Gladden and Schuckenbrock contacted Messrs. Altabef and Harper by telephone to present a preliminary proposal to acquire all of the outstanding shares of Class A Common Stock of Perot Systems for a purchase price of $17.00 to $19.00 per share in cash, subject to due diligence and further detailed analysis of synergies that could be obtained as a result of an acquisition.

On April 22, 2009, Mr. Harper contacted Mr. Gladden by telephone to inform him that (i) the proposed price range was significantly below a level that the Perot family would be willing to consider and below a level that Mr. Ross Perot, Jr., Perot Systems’ Chairman of the Board, could recommend to the Perot Systems board of directors and (ii) Perot Systems did not believe it would be productive to continue discussing a possible acquisition in light of Dell’s proposed price range.

On July 20, 2009, Mr. Dell telephoned Mr. Perot, Jr. to discuss restarting discussions regarding a possible acquisition and how the Perot Systems’ business could play an important role in building Dell’s IT services business, and indicated that Dell would be willing to pay up to $22.00 per share to acquire Perot Systems.

On July 27, 2009, Mr. Dell and Mr. Perot, Jr. met to continue discussing the merits of a possible acquisition. Because of Mr. Luce’s relationships, Mr. Dell asked Mr. Luce to be a primary contact person over the course of the remaining preliminary discussions.

On July 28, 2009, Mr. Thomas D. Williams, Perot Systems’ Vice President, General Counsel and Secretary, telephoned Mr. Luce to advise him that Perot Systems believed its value was significantly above $22.00 per share of Class A Common Stock and requested that Mr. Luce meet with Mr. Perot, Jr. if Dell wished to discuss further the potential value of Perot Systems.

On August 6, 2009, Mr. Luce met with Mr. Perot, Jr. regarding a possible acquisition of Perot Systems by Dell. Mr. Luce discussed the benefits of combining Perot Systems with Dell’s business. Mr. Perot, Jr. suggested that Mr. Luce meet with Messrs. Altabef and Williams to continue the discussions, and the three individuals met on August 21, 2009 for further discussions.

On August 24, 2009, Mr. Luce met with Mr. Perot, Jr. to continue discussing the possible financial terms of an offer and indicated that Dell was prepared to make an all-cash offer of $26.50 per share of Class A Common Stock.

On August 27, 2009, Mr. Perot, Jr. informed Mr. Luce that the offer of $26.50 per share was too low and that Perot Systems’ board of directors had concluded that, subject to further analyses, a purchase price of at least $30.00 per share would be required to receive the support of Perot Systems’ board of directors.

On August 28, 2009, at a special meeting of Dell’s board of directors, the board and Messrs. Dell, Gladden, Schuckenbrock and Tu discussed the complementary strengths of Dell and Perot Systems, the benefits that could be realized through a combination of the companies, an overview of Perot Systems and its financial statements, the financial analysis and synergy valuation at a purchase price of $30.00 per share of Perot Systems’ Class A Common Stock and the proposed steps and timing of a possible acquisition. The board of directors authorized the officers of the company to prepare and formally present an offer to purchase all of the issued and outstanding Class A Common Stock of Perot Systems for a purchase price of $30.00 per share in cash.

Later on August 28, 2009, Messrs. Dell and Luce contacted Mr. Perot, Jr. by telephone to present verbally an offer to purchase all of the issued and outstanding Class A Common Stock of Perot Systems for $30.00 per share in cash. On a separate phone call, Mr. Gladden and Mr. Williams discussed the process for proceeding with the due diligence and documentation necessary for a possible acquisition and a proposed timeline. On the same day, Dell delivered to Perot Systems a preliminary, non-binding indication of interest to Perot Systems with a proposed all-cash purchase price of $30.00 per share of outstanding Class A Common Stock of Perot Systems along with a draft Non-Disclosure Agreement and a draft Exclusivity Agreement.

On August 30, 2009, Mr. Perot, Jr. telephoned Mr. Luce to inform Mr. Luce that the Perot family was prepared to support moving forward with the negotiation of a proposed acquisition of Perot Systems by Dell on the basis of an all-cash purchase price of $30.00 per share.

On August 31, 2009, Mr. Dell contacted Mr. H. Ross Perot, Perot Systems’ Chairman Emeritus of the Board, by telephone to discuss the strategic vision for the combined companies and the general terms of Dell’s offer. On a separate conference call, Messrs. Gladden, Schuckenbrock and Tu, along with several other representatives of Dell, and Messrs. Harper and Williams and Mr. Russell Freeman, Perot Systems’ Chief Operating Officer, discussed other general terms and conditions of the possible acquisition, including Dell’s stipulation that (i) the definitive merger agreement contain non-solicitation provisions and a match right for Dell in the event of a third party subsequently making a superior offer, (ii) directors, executive officers and certain principal stockholders of Perot Systems enter into agreements with Dell to tender their shares to Dell and vote their shares in favor of an acquisition by Dell, (iii) Perot Systems amend its license agreement relating to the right to use the Perot Systems name so that Dell could continue to use the name after the closing of an acquisition, and (iv) certain principal stockholders enter into non-competition agreements with Dell. Also on August 31, 2009, Dell verbally engaged Morgan Stanley to act as its financial advisor on various aspects of the proposed acquisition.

Later on August 31, 2009, Mr. Freeman telephoned Mr. Gladden and proposed certain changes to the draft Exclusivity Agreement, including the addition of a non-binding term sheet that Perot Systems proposed would include the purchase price and other general terms of the proposed acquisition. Following the telephone call, Perot

Systems delivered to Dell a draft of the non-binding term sheet proposed by Perot Systems to be attached to the Exclusivity Agreement.

On September 1 and September 2, 2009, in a series of telephone calls and in person meetings between Mr. Gladden and Mr. Freeman and between Messrs. Gladden, Schuckenbrock and Tu, along with several other representatives of Dell, and Messrs. Freeman, Harper and Williams, the parties continued negotiating certain general terms of the proposed acquisition to be included in the non-binding term sheet proposed by Perot Systems to be attached to the Exclusivity Agreement. On September 1, 2009, Dell delivered to Perot Systems a revised draft of the non-binding term sheet.

On September 2, 2009, Dell and Perot Systems entered into the Non-Disclosure Agreement governing the treatment of each party’s confidential information and containing a standstill agreement whereby the parties agreed generally not to acquire securities of the other, subject to certain exceptions. In addition, on September 2, 2009, Perot Systems delivered to Dell a revised draft of the non-binding term sheet proposed by Perot Systems to be attached to the Exclusivity Agreement, and Mr. Gladden and Mr. Freeman met to seek to reach an agreement on the general terms of the proposed acquisition that would be included in the non-binding term sheet.

Between September 3 and September 6, 2009, senior members of management of both parties met in person and otherwise communicated to further negotiate certain general terms of the proposed acquisition and to initiate Dell’s due diligence process.

On September 4, 2009, Dell and Perot Systems entered into the Exclusivity Agreement, providing for an exclusivity period through September 30, 2009, during which period Perot Systems agreed to negotiate only with Dell regarding a possible acquisition, subject to certain termination rights of Perot Systems, including certain termination rights related to the fiduciary duties of Perot Systems’ board of directors.

On September 8, 2009, Dell’s internal due diligence team and outside advisors met with senior members of Perot Systems’ management to commence Dell’s formal due diligence, internal analysis and strategic review of Perot Systems. Dell’s formal due diligence review continued through September 20, 2009, through document review, numerous meetings, telephone conferences and other correspondence with senior members of Perot Systems’ management. During this same period, senior members of management of both parties held several meetings regarding retention and employment arrangements, which arrangements Dell had communicated it considered critical to the success of a possible acquisition.

On September 10, 2009, Dell’s outside legal counsel, Vinson & Elkins, distributed a draft of the Merger Agreement and drafts of the Tender Agreements to Baker Botts L.L.P. (“Baker Botts”), Perot Systems’ outside legal counsel.

On September 11, 2009, at a special meeting of the finance committee of Dell’s board of directors, the committee and Messrs. Gladden and Tu, along with several other representatives of Dell, discussed the strategic benefits and risks of an acquisition of Perot Systems, a framework for the analysis of possible cost and revenue synergies associated with the acquisition, and an overview of the anticipated integration process. Morgan Stanley made a presentation to the committee regarding the financial aspects of the potential acquisition.

On September 12, 2009, Vinson & Elkins distributed a draft Third Amended and Restated License Agreement and a draft Non-Competition Agreement to Baker Botts, which forwarded the agreements to Haynes & Boone, LLP (“Haynes & Boone”), outside legal counsel to the Perot family and certain principal stockholders. Discussions between Dell and Vinson & Elkins, on the one hand, and the Perot family and certain principal stockholders and Haynes & Boone, on the other hand, continued through September 18, 2009.

On September 12, 2009, Baker Botts distributed a revised draft of the Merger Agreement to Vinson & Elkins and between September 12 and September 15, 2009, there were numerous discussions among management of Dell and Vinson & Elkins, on the one hand, and Perot Systems and Baker Botts, on the other hand, to negotiate the terms and conditions set forth in the draft Merger Agreement and the related ancillary documents. These discussions included details of the structure of the transaction, the scope of representations and warranties and covenants contained in the draft Merger Agreement, Perot Systems’ ability to consider other acquisition proposals and terminate the Merger Agreement to pursue such other proposals, the respective termination rights of the parties, the amount and circumstances under which Perot Systems would be obligated to pay Dell a termination fee and to reimburse Dell’s transaction expenses. On September 15, 2009, Vinson & Elkins distributed a revised draft of the Merger Agreement to Baker Botts. During the same period, Morgan Stanley, as financial advisor to Dell, and Perot Systems’ financial advisor discussed the amount and circumstances under which Perot Systems would be obligated to pay Dell a termination fee or to reimburse Dell’s transaction expenses.

On September 15, 2009, at a regular meeting of Dell’s board of directors, the board and Messrs. Dell, Gladden, Schuckenbrock and Tu, along with several other representatives of Dell, discussed the strategic benefits and risks of an acquisition of Perot Systems, Perot Systems’ history and IT service offerings, the results to date of Dell’s due diligence review, the possible cost and revenue synergies associated with the acquisition, Perot Systems’ global footprint and opportunities for combined global growth, key terms of the draft Merger Agreement and the related ancillary documents, an overview of the anticipated integration process and a possible communication plan if a Merger Agreement were to be signed. Morgan Stanley made a presentation to the board regarding the financial aspects of the possible acquisition.

On September 16, 2009, at a regular meeting of the finance committee of Dell’s board of directors, the finance committee discussed options for funding the possible acquisition of Perot Systems and the possible effects of an acquisition on the ratings of Dell’s exiting indebtedness.

Also on September 16, 2009, Dell and Vinson & Elkins met in person and by telephone conference with Perot Systems and Baker Botts to negotiate the terms of the draft Merger Agreement, including, but not limited to, (i) the scope of representations and warranties and covenants contained in the draft Merger Agreement, (ii) the operating restrictions on Perot Systems’ business during the period between signing a Merger Agreement and closing the Merger, (iii) the ability of the Perot Systems’ board of directors to change its recommendation of the possible acquisition in response to superior proposals and react to certain intervening events and (iv) the amount of the termination fee and the circumstances in which Perot Systems would be obligated to pay the termination fee or to reimburse Dell’s transaction expenses.

On September 17, 2009, Vinson & Elkins distributed a revised draft of the Merger Agreement to Baker Botts and throughout September 17, 18 and 19, 2009, Dell and Perot Systems and their respective legal advisors continued to negotiate and finalize the terms of the draft Merger Agreement and the related ancillary documents, including the disclosure schedules relating to the draft Merger Agreement. The negotiations continued to focus on key outstanding issues with respect to the possible acquisition, including the obligations of the Purchaser to complete the Offer and the Merger, the requirements of the non-solicitation provisions related to other acquisition proposals and the ability of Perot Systems’ board of directors to react to certain intervening events, the obligations of the parties related to anti-competition filings and approvals, the amount of the termination fee, and the circumstances in which Perot Systems would be obligated to pay the termination fee or reimburse Dell’s transaction expenses. On each of September 18 and 19, 2009, Vinson & Elkins distributed revised drafts of the Merger Agreement to Baker Botts.

On September 18 and 19, 2009, Mr. Tu and Vinson & Elkins continued to negotiate the terms and exchange drafts of the Third Amended and Restated License Agreement and the Non-Competition Agreement with Haynes & Boone.

On September 19, 2009, the finance committee of Dell’s board of directors held a special telephonic meeting to consider and discuss the terms of the proposed acquisition. In advance of the meeting, a revised draft of the Merger Agreement and the related ancillary documents were distributed to members of the committee. The committee received updates from senior members of Dell’s management and deal team on the negotiations of the draft Merger Agreement and the related ancillary documents and the results of Dell’s due diligence review and the committee discussed the current view of synergies in the transaction as well as the potential benefits and risks involved in the proposed transaction to Dell and its stockholders.

On September 20, 2009, Dell’s board of directors held a special telephonic meeting to consider and discuss the terms of the proposed acquisition. In advance of the meeting, a revised draft of the Merger Agreement and the related ancillary documents were distributed to members of the board of directors. At the meeting, senior members of Dell’s management and deal team made various presentations to the board on the results of the negotiations with

Perot Systems on the Merger Agreement and the related ancillary documents, the results of Dell’s due diligence review and the potential synergies and valuation analysis. Morgan Stanley made a presentation to the Board relating to the financial aspects of the proposed acquisition. Vinson & Elkins was available to discuss terms of the Merger Agreement, the related ancillary documents and the transaction. After a full discussion by Dell’s board of directors with management of the potential benefits and risks of the proposed transaction with Perot Systems to Dell and its stockholders, Dell’s board of directors approved the acquisition of Perot Systems pursuant to the terms and conditions of the Merger Agreement and the related ancillary documents, approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and approved the form, terms and provisions of each of the related ancillary documents, including the Tender Agreements, and authorized the management of Dell to execute the Merger Agreement and the Tender Agreements and the other related ancillary documents on the terms and conditions described at the meeting. On the same date, by unanimous written consent, the Purchaser’s board of directors also approved and declared the advisability of the Merger Agreement, approved the transactions contemplated by the Merger Agreement, including the Offer and the Merger, approved the form, terms and provisions of each of the related ancillary documents, including the Tender Agreements, and authorized the management of the Purchaser to execute the Merger Agreement and the Tender Agreements and the other related ancillary documents. After the meeting, Vinson & Elkins informed Baker Botts that Dell’s and the Purchaser’s respective boards of directors approved the transaction.

On September 20, 2009, Baker Botts informed Vinson & Elkins that the Perot Systems board of directors unanimously (by all directors present) approved and declared the advisability of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the other matters contemplated in the Merger Agreement to be authorized and approved by Perot Systems’ board of directors.

Later on September 20, 2009, the Merger Agreement and the related ancillary documents, including the Tender Agreements, were executed by Dell, the Purchaser, Perot Systems and the other parties thereto.

Before the opening of the U.S. financial markets on the morning of September 21, 2009, Dell and Perot Systems issued a joint press release announcing the signing of the Merger Agreement and the transaction contemplated thereby.

11.	The Transaction Agreements.

The Merger Agreement.

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any other factual information about Dell, the Purchaser or Perot Systems. Such information can be found elsewhere in this Offer to Purchase.

The Offer.  The Merger Agreement provides for the commencement of the Offer no later than 10 business days after the date of the Merger Agreement, which was September 20, 2009. The obligations of the Purchaser to (and the obligations of Dell to cause the Purchaser to) commence the Offer and to accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the satisfaction or waiver of certain conditions that are described in Section 15 — “Certain Conditions of the Offer.” Subject to the applicable rules and regulations of the SEC, Dell expressly reserves the right from time to time, except as set forth elsewhere in this Offer to Purchase, in its sole discretion, to waive any condition to the Offer (other than the Minimum Condition, which may not be waived without Perot Systems’ prior consent), increase the Offer Price or to make any other changes in the terms and conditions of the Offer. We have agreed in the Merger Agreement that, without the prior written consent of Perot Systems, we will not (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) amend or waive satisfaction of the Minimum Condition, (iv) impose additional conditions to the Offer, (v) make any change in the Offer that would require an extension or delay of the then current Expiration Date, except to the extent described below, (vi) modify or amend the conditions to the Offer set forth in Section 15 — “Certain Conditions to the Offer” (other than to waive such conditions, except for the Minimum Condition) or (vii) modify or amend any other term of the Offer, in the case of clauses (vi) and (vii), in any manner materially adverse to the holders of Shares in their capacities as holders of Shares.

The Merger Agreement provides that unless the Merger Agreement is terminated in accordance with its terms, and without the consent Perot Systems, we (i) will extend the Expiration Date for any period required by the rules and regulations of the SEC or the NYSE applicable to the Offer, including in connection with an increase in the Offer Price, (ii) will extend the Expiration Date if on any then scheduled Expiration Date any of the conditions to our obligation to purchase shares of Common Stock set forth in Section 15 — “Certain Conditions to the Offer” is not satisfied or waived by Dell, for such periods of up to five business days at a time (or such other period as shall be approved by Perot Systems) as the Purchaser may deem reasonably necessary, but, except as provided in clause (iii) below or as required by the rules and regulations of the SEC or the NYSE applicable to the Offer (including in connection with an increase in the Offer Price), in no event may the Expiration Date be extended by this clause (ii) to a date later than March 22, 2010 or such later date as it may be extended pursuant to the Merger Agreement (the “Outside Date”), and (iii) may extend the Expiration Date beyond the Outside Date for up to a period not to exceed the period which ends on the 15th business day after the date that either (w) Perot Systems shall have publicly announced the receipt of an Acquisition Proposal (as defined in the Merger Agreement) in the event such announcement is made less than 10 business days prior to the Outside Date, (x) Perot Systems publicly announces its reaffirmation of its approval or recommendation of the Offer following the public announcement of the receipt of any Acquisition Proposal in the event that such reaffirmation or announcement is made less than 10 business days prior to the Outside Date, (y) an Adverse Recommendation Change (as defined in the Merger Agreement) has occurred prior to the Outside Date or (z) Perot Systems advises Dell of an Acquisition Proposal in accordance with Section 5.3 of the Merger Agreement if such advisement is received by Dell less than 10 business days prior to the Outside Date. However, we will not extend the Offer if all of the conditions to the Offer are satisfied or waived and we are permitted under applicable law to accept for payment and pay for validly tendered Shares that are not properly withdrawn.

In addition, the Merger Agreement provides that if the Shares we acquire in the Offer (together with Shares owned of record by Dell, the Purchaser and their direct and indirect subsidiaries) represent less than 90% of the then-outstanding Shares, we may, without the consent of Perot Systems, extend the Offer for a subsequent offering period of up to 20 business days in accordance with Rule 14d-11 under the Exchange Act.

Top-Up Option.  Pursuant to the Merger Agreement, Perot Systems has irrevocably granted to Dell and the Purchaser the option (the “Top-Up Option”) to purchase from Perot Systems, at a price per Share equal to the Offer Price, up to that number of newly issued Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned, directly or indirectly, by Dell or the Purchaser at the time of such exercise (excluding Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed as of such time), constitutes one Share more than 90% of the sum of (x) the total number of Shares outstanding immediately after the issuance of the Top-Up Option Shares and (y) the total number of Shares that are issuable within ten business days after the issuance of the Top-Up Option Shares upon the vesting, conversion or exercise of all outstanding options, warrants, convertible or exchangeable securities and similar rights, regardless of the conversion or exercise price or other terms and conditions thereof. The purchase price for the Top-Up Option Shares shall be paid either entirely in cash or, at the election of the Purchaser or Dell, in a combination of cash in an amount equal to not less than the aggregate par value of the Top-Up Option Shares and by the Purchaser executing and delivering to Perot Systems an unsecured promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Option Shares, a maturity date on the first anniversary of the date of the execution and delivery of the promissory note, bearing interest at the rate of interest that would be payable by Dell under its commercial paper program for a similar term of borrowing as of the date of the promissory note and prepayable in whole or in part without premium or penalty.

The Top-Up Option may be exercised at any time on or after any Expiration Date and on or prior to the fifth Business Day after the later to occur of the Expiration Date or the expiration date of any Subsequent Offering Period. The exercise of the Top-Up Option is subject to the conditions that (i) no provision of any applicable law (other than pursuant to the rules and regulations of the NYSE) prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise, (ii) the issuance of the Top-Up Option Shares would not require approval by Perot Systems’ stockholders under applicable law (other than pursuant to the rules and regulations of the NYSE), (iii) immediately after the exercise of the Top-Up Option and issuance of the Top-Up Option Shares, the number of Shares owned, directly or indirectly, by Dell or the Purchaser (excluding Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed as of the time of the exercise of the Top-Up Option) constitutes one Share more than 90% of the total outstanding Shares, (iv) the number of Top-Up Option Shares issued pursuant to the Top-Up Option shall not exceed the number of authorized and unissued Shares not otherwise reserved for issuance for outstanding stock options or other obligations of Perot Systems and (v) the Purchaser has accepted for payment and deposited or caused to be deposited with the Paying Agent cash sufficient to pay the aggregate Offer Price for all accepted Shares. The purpose of the Top-Up Option is to facilitate a short-form merger, in accordance with Delaware law, following completion of the Offer.

The Merger.  The Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), the Purchaser will be merged with and into Perot Systems with Perot Systems being the surviving corporation (the “Surviving Corporation”). Following the Merger, the separate existence of the Purchaser will cease, and Perot Systems will continue as the Surviving Corporation and an indirect, wholly-owned subsidiary of Dell.

Pursuant to the Merger Agreement, each Share outstanding immediately prior to the Effective Time held in the treasury of or reserved for issuance by Perot Systems and Shares owned by Dell, the Purchaser or any direct or indirect wholly-owned subsidiary of Dell or Perot Systems, shall automatically be cancelled and extinguished without any conversion thereof, and no cash or other consideration shall be allocated or paid thereto.

Each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled in accordance with the foregoing sentence and Appraisal Shares (as defined below)) shall be converted into the right to receive in cash the highest price per Share paid pursuant to the Offer, without interest thereon and less any applicable withholding taxes (the “Merger Consideration”). As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

Shares outstanding immediately prior to the Effective Time held by a holder (if any) who is entitled to demand, and who properly demands, appraisal for such Shares in accordance with Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration unless such holder fails to perfect or shall have waived, withdrawn or otherwise lost such holder’s right to appraisal, if any. Such stockholders shall be entitled to receive payment of the fair value of such Appraisal Shares held by them in accordance with the provisions of Section 262 of the DGCL.

Vote Required to Approve Merger; Stockholders’ Meeting.  The Perot Systems Board of Directors has unanimously (by all directors present) already adopted and approved the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger. If the short-form merger procedure described below is not available for the Merger because the Purchaser does not own at least 90% of the total outstanding Shares, then under the Perot Systems’ Certificate of Incorporation we must obtain the affirmative vote of the holders of at least 66 2/3% of the outstanding Shares to adopt the Merger Agreement. The Merger Agreement provides that if Perot Systems stockholder adoption is required, Perot Systems will:

•	as soon as reasonably practicable following the consummation or expiration of the Offer, call and give notice of a meeting of its stockholders, for the purpose of considering and taking action upon the Merger Agreement;

•	as soon as reasonably practicable following the consummation or expiration of the Offer, prepare and file a proxy statement with the SEC; and

•	use its reasonable best efforts to solicit proxies from its stockholders in favor of the adoption of the Merger Agreement.

Perot Systems has agreed to include in the proxy statement the recommendation of Perot Systems’ Board of Directors that stockholders of Perot Systems vote in favor of the approval and adoption of the Merger Agreement and the Merger.

If the Minimum Condition is satisfied and the Purchaser accepts for payment Shares tendered pursuant to the Offer, the Purchaser will have sufficient voting power to approve and adopt the Merger and the Merger Agreement at a meeting of Perot Systems stockholders without the affirmative vote of any other Perot Systems stockholder.

Short-Form Merger Procedure.  Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a “short-form” merger with that subsidiary without the action of the other stockholders of the subsidiary. Pursuant to the Merger Agreement, if as of immediately after the expiration of the Offer and acceptance of the Shares validly tendered in, and not properly withdrawn from the Offer, the expiration of any Subsequent Offering Period, the purchase, if applicable, of the Top-Up Option Shares and, if necessary, the expiration of the period for guaranteed delivery of Shares in the Offer, Dell or any direct or indirect subsidiary of Dell, taken together, owns at least 90% of the total outstanding Shares, Perot Systems, Dell and the Purchaser shall, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a meeting of Perot Systems’ stockholders in accordance with Section 253 of the DGCL.

Perot Systems Options and Restricted Stock Units.  The Merger Agreement provides that each option to purchase Shares or stock appreciation rights settleable in Shares (collectively, the “Perot Systems Stock Option Awards”) granted under any equity based compensation plan of Perot Systems (the “Perot Systems Stock Plans”), that is outstanding under a Perot Systems Stock Plan immediately prior to the time that Perot Systems becomes a member of the same “affiliated group,” as defined by Section 1504 of the Code, of Dell (such time the “80% Threshold Time”), will vest and be cancelled subject to and immediately following the 80% Threshold Time, and the holder of such Perot Systems Stock Option Awards will, in full settlement of such Perot Systems Stock Option Awards, receive from or on behalf of the Purchaser an amount (without interest thereon and subject to any applicable withholding tax) in cash equal to the product of (x) the excess, if any, of the highest price per Share paid pursuant to the Offer over the exercise price or base price, as applicable, per share of such Perot Systems Stock Option Award, multiplied by (y) the total number of Shares subject to such Perot Systems Stock Option Award (the aggregate amount of such cash hereinafter referred to as the “Option Award Consideration”). The Purchaser shall pay or cause to be paid to holders of Perot Systems Stock Option Awards the Option Award Consideration as soon as administratively practicable following the 80% Threshold Time.

The Merger Agreement further provides that each restricted stock unit of Perot Systems (including any restricted stock award, phantom restricted stock award, deferred stock unit, whether performance-based, time-based or otherwise) (the “Perot Systems Restricted Stock Units”) that is outstanding under any Perot Systems Stock Plan immediately prior to the 80% Threshold Time, will become vested or earned and be cancelled subject to and immediately following the 80% Threshold Time and converted into the right to receive an amount (without interest thereon and subject to any applicable withholding tax) in cash equal to the product of (x) the highest price per Share paid pursuant to the Offer multiplied by (y) the total number of Shares subject to such Perot Systems Restricted Stock Unit (the aggregate amount of such cash hereinafter referred to as the “Restricted Stock Unit Consideration”). The Purchaser shall pay or cause to be paid to holders of Perot Systems Restricted Stock Units the Restricted Stock Unit Consideration as soon as practicable following the 80% Threshold Time; provided, however, outstanding Perot Systems Restricted Stock Units under the Amended and Restated Perot Systems Corporation 2006 Non-Employee Director Equity Compensation Plan shall be paid upon termination of an individual’s service as a director.

In addition, the Merger Agreement provides that to the extent a holder of a Perot Systems Stock Option Award or a Perot Systems Restricted Stock Unit (a “Rollover Eligible Employee”) has entered into a Rollover Restricted Stock Unit Election Form (the “Equity Conversion Agreement”), on or before September 30, 2009, to convert a percentage of his Option Award Consideration or Restricted Stock Unit Consideration into restricted stock unit awards of Dell, rather than receiving the amounts described above, as applicable, the percentage of such Rollover Eligible Employee’s Option Award Consideration and Restricted Stock Unit Consideration elected to be converted in the Equity Conversion Agreement (together, “Rollover Amount”) shall be converted into the right to receive a time-based vesting restricted stock unit award agreement settleable in the common stock, $0.01 par value per share, of Dell (“Dell Stock” and such award, the “Dell Restricted Stock Unit”). The number of Dell Restricted Stock Units to which a Rollover Eligible Employee will be entitled shall be determined by multiplying the Rollover Amount by two and dividing such amount by the Fair Market Value of a share of Dell Stock. For purposes of this paragraph, “Fair Market Value” shall mean the closing trading price of a share of Dell Stock as reported on Nasdaq Global

Select Market on the closing date of the Merger. Any Option Award Consideration or Restricted Stock Unit Consideration payable to the Rollover Eligible Employee after the application of the Equity Conversion Agreement shall be payable as described above.

Pursuant to the Merger Agreement, September 30, 2009 (the “ESPP Exercise Date”) was the end of the last purchase period under the Perot Systems’ 1999 Employee Stock Purchase Plans (the “ESPPs”) and there will be no subsequent purchase period under the ESPPs. Perot Systems will take such action as may be necessary to terminate the ESPPs as of the Effective Time or such earlier date as determined by Perot Systems to be administratively reasonable. Each ESPP participant’s accumulated payroll contributions as of the ESPP Exercise Date were applied toward the purchase of Shares in accordance with the terms of the ESPPs. As promptly as reasonably practicable following the ESPP Exercise Date, following the application of accumulated payroll contributions toward the purchase of Shares in accordance with the preceding sentence, Dell shall cause or permit Perot Systems or the Purchaser, as applicable, to return to participants any of their respective accumulated payroll contributions not applied to the purchase of Shares under the ESPPs, if any.

The Merger Agreement further provides that, at the Effective Time, Dell shall assume the obligations and succeed to the rights of Perot Systems under Perot Systems Stock Plans with respect to Perot Systems Stock Option Awards and Perot Systems Restricted Stock Units (the “Perot Systems Equity Awards”). Prior to the Effective Time, Perot Systems and Dell shall take all action required to reflect the transactions contemplated by Section 2.13 of the Merger Agreement to ensure that, following the Effective Time, no person other than Dell and its subsidiaries shall have any right (i) to acquire equity securities of Perot Systems or any subsidiary thereof or (ii) to receive any payment in respect of any equity based compensatory award other than with respect to the payment of the Option Award Consideration and the Restricted Stock Unit Consideration. From and after the Effective Time, all references to Perot Systems (other than any references relating to a “change in control” of Perot Systems) in each Perot Systems Stock Plan and in each agreement evidencing any award of Perot Systems Equity Awards shall be deemed to refer to Dell. Nothing in Section 2.13 of the Merger Agreement is intended to release any employee or service provider to Perot Systems from any provisions relating to any non-competition, non-solicitation, or confidentiality provisions of any Perot Systems Equity Award and any associated damages or forfeitures (the “Equity Award Restrictive Covenants”), which shall survive the Effective Time. Perot Systems shall take such action as may be necessary to insure the survival of the Equity Award Restrictive Covenants and the succession of Dell to the benefits of the Equity Award Restrictive Covenants.

Representations and Warranties.  In the Merger Agreement, Perot Systems has made customary representations and warranties to Dell and the Purchaser, including representations relating to: organization, existence and good standing of Perot Systems and its subsidiaries; Perot Systems’ capitalization; authorization, execution, delivery and performance of the Merger Agreement and the agreements and transactions contemplated thereby; no violations of law, conflicts with or consents required in connection with the Merger Agreement and the agreements and transactions contemplated thereby; Perot Systems’ and its subsidiaries’ compliance with all applicable laws; legal proceedings; Perot Systems’ public information and financial statements; absence of undisclosed liabilities; certain costs for completion of contracts; absence of certain changes or events; taxes; title to property and assets; intellectual property; insurance; contracts; permits and compliance; compliance with the U.S. Foreign Corrupt Practices Act and other applicable anti-corruption laws; employment matters; environmental matters; employee benefits (including compliance with Rule 14d-10(d) of the Exchange Act); real property; customers and suppliers; interested party transactions; effect of the Offer and related transactions and agreements on certain agreements; approval of the Top-Up Option; information supplied in the Offer documents and proxy statement; application of Section 203 of the DGCL; takeover laws; opinion of financial advisor; the execution and delivery of certain agreements to be entered into by Perot Systems’ officers and directors in connection with the Merger Agreement; and the absence of brokers’ and finders’ fees.

In the Merger Agreement, Dell and the Purchaser have made customary representations and warranties to Perot Systems, including representations relating to: organization, existence and good standing of Dell and the Purchaser; authorization with respect to the Merger Agreement and the transactions contemplated thereby; governmental authority and consents required for the Merger Agreement and the transactions contemplated thereby; information supplied by Dell and the Purchaser; sufficient funds; no ownership of Shares of Perot Systems; the absence of litigation; and compliance with Rule 14d-10(d) of the Exchange Act.

The representations and warranties contained in the Merger Agreement may be subject to limitations agreed upon by Dell, the Purchaser and Perot Systems in the Merger Agreement, may be subject to a standard of materiality provided for in the Merger Agreement, and are qualified by information in confidential disclosure schedules provided by Perot Systems in connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement have been negotiated with the principal purpose of allocating risk among Dell, the Purchaser and Perot Systems, and establishing the circumstances under which Dell and the Purchaser may have the right not to consummate the Offer or a party may have the right to terminate the Merger Agreement, rather than establishing matters of fact.

Operating Covenants.  The Merger Agreement provides that, from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the Effective Time, except as expressly contemplated by the Merger Agreement or with the prior written consent of Dell, such consent not to be unreasonably withheld, conditioned or delayed, Perot Systems shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practices and (i) pay debts and taxes when due, (ii) pay or perform all other obligations when due and (iii) use reasonable best efforts, consistent with past practice and policies, to (A) preserve intact its business organizations and material assets, (B) keep available the services of its officers, directors and employees, (C) comply in all material respects with all applicable laws and the requirements of all of its material contracts and (D) maintain satisfactory relationships with customers, lenders, suppliers, distributors, licensors, licensees and others having business relationships with it, in each case, to the end that their goodwill and ongoing business shall be unimpaired at the Effective Time.

Between the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, Perot Systems is subject to customary operating covenants and restrictions, subject to certain exceptions including restrictions relating to:

•	the amendment of the charter documents of Perot Systems or any of its subsidiaries;

•	the declaration, setting aside or payment of dividends by Perot Systems or its subsidiaries, or any split, combination or reclassification of any capital stock or equity interest of Perot Systems, issuance of any other securities in substitution for Perot Systems’ or its subsidiaries’ capital stock or equity interests or, with limited exceptions, the purchase, redemption or acquisition, directly or indirectly, of Perot Systems’ and its subsidiaries’ capital stock or equity interests;

•	the issuance, delivery, sale, exchange, grant, pledge, encumbrance or transfer of Perot Systems’ or its subsidiaries’ capital stock or equity interests;

•	the transfer, license, sale, lease, encumbrance or disposal of any assets, including the capital stock or equity interests in any Perot Systems subsidiary;

•	the entry into any collective bargaining agreements;

•	the entry into, amendment or modification in any material respect of or consent to termination of any material contract or any material real property lease;

•	the making of any material change in any method of financial accounting principles or practices;

•	the failure to use reasonable best efforts to maintain in effect material existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;

•	the termination or waiver of any rights expected to be material in value to Perot Systems;

•	the increase in any manner of the base salary or bonus payable to any past or present officers, employees or other service providers of Perot Systems, entry into or amendment of in any material respect of any employment, severance, retention or change of control agreement with any past or present officers, employees or other service providers of Perot Systems, or the promotion of any officers, employees or service providers except in connection with the annual compensation review cycle;

•	the establishment, adoption or entry into, amendment of or any other action taken to accelerate the rights under any Perot Systems benefit plan or the making of any contribution to any Perot Systems benefit plan;

•	the settlement or compromise of a material Proceeding (as defined in the Merger Agreement), other than settlements or compromises of such Proceeding (i) for an amount less than or equal to the liability or reserve in respect thereof that has been reflected or accrued on the most recent balance sheet of Perot Systems included in its public filings with the SEC (it being agreed that the amounts paid in respect of any settlement or compromise effected pursuant to this clause (i) shall not be applied toward the monetary threshold set forth in the immediately following clause (ii)), (ii) that involve only the payment of monetary damages not in excess of $4,000,000 in the aggregate (or not in excess of $4,000,000 in the aggregate above the amount of the liability or reserve in respect thereof that has been reflected or accrued on the most recent balance sheet of the Perot Systems included in its public filings with the SEC) or the imposition of nonmaterial equitable relief on the business and operations of Perot Systems or any of its subsidiaries, (iii) that are immaterial and in respect of which no liability or reserve in respect thereof has been reflected or accrued on the most recent balance sheet of Perot Systems included in its public filings with the SEC or (iv) entered into in the ordinary course of business consistent with past practice with respect to a Proceeding; provided, that in the case of clauses (i), (ii), (iii) and (iv), such settlement or compromise does not contain as a term thereof the imposition of equitable relief on, or any material restrictions on the business and operations of, Perot Systems or any of its subsidiaries;

•	the acquisition of or offer or agreement to acquire any entity or any division or assets thereof or the making of any loans, advances or capital contributions to or investments in any entity;

•	the redemption, repurchase, prepayment, defeasance, incurrence or other acquisition of any indebtedness or issuance of any debt securities or the assumption or guarantee of the obligations of any person or entity, the subjection of any material assets or properties to any encumbrances, except (A) for the incurrence of any indebtedness in the ordinary course of business under the credit facilities of Perot Systems and its subsidiaries that are in effect as of September 20, 2009, (B) Perot Systems and its subsidiaries may take any of the foregoing actions in respect of indebtedness owing by any wholly-owned subsidiary of Perot Systems to Perot Systems or any other wholly-owned subsidiary of Perot Systems, (C) for the acquisition or assumption of indebtedness in connection with acquisitions permitted by the Merger Agreement or (D) that the foregoing shall not limit or restrict the ability of Perot Systems or any subsidiary thereof to enter into or arrange any customer supported financing transactions in the ordinary course of business consistent with past practice;

•	the change of any material election with respect to taxes; the failure to give all notices or other information required by any collective bargaining unit or pursuant to applicable law with respect to the transactions provided for in the Merger Agreement;

•	the entry into any material agreement, agreement in principal, letter of intent, memorandum of understanding or similar contract with respect to any joint venture, strategic partnership or alliance material to Perot Systems and its subsidiaries;

•	the creation of any new material business division or entry into a new material line of business;

•	the adoption of a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Perot Systems or any of its subsidiaries (other than the Merger Agreement and the Merger and other transactions contemplated thereby);

•	the entry into any contract with any officer or director, or immediate family member of any officer or director, of Perot Systems or any of its subsidiaries;

•	the entry into any contract (i) providing for payment as a result of the transactions contemplated by the Merger Agreement, (ii) resulting in the occurrence of a material and adverse change in the rights of Perot Systems or any of its subsidiaries as a result of the transactions contemplated by the Merger Agreement, or (iii) resulting in the occurrence of a material change in the rights or obligations of the counterparty thereto as a result of the transactions contemplated by the Merger Agreement;

•	the amendment, modification, cancellation, termination, breach, repudiation or waiver of compliance with any term of the License Agreement (as defined below);

•	the breach, repudiation or waiver of compliance with any term of the Tender Agreements, the Executive Severance Agreements (as defined below), the Form Employment Agreements (as defined below) or the Retention Agreements (as defined below); and

•	the taking of any actions described above or any other action that would make any of the representation or warranties contained in the Merger Agreement untrue or incorrect or prevent Perot Systems from performing or cause Perot Systems not to perform its covenants under the Merger Agreement.

No Solicitation Provisions.  The Merger Agreement provides that until the Effective Time, or if earlier, the termination date of the Merger Agreement, Perot Systems shall not, and shall not authorize or permit any of its subsidiaries or any of its or their directors, officers, employees, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”), directly or indirectly, to (i) solicit, initiate, endorse or take any action to knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiry, proposal or offer to afford access to the employees, business, properties, assets, books or records of Perot Systems or any of its subsidiaries with respect to, or the making or completion of, any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish any information or data with respect to, or otherwise cooperate in any way with, any Acquisition Proposal or (iii) resolve, propose or agree to do any of the foregoing. Perot Systems shall, and shall cause each of its subsidiaries and the Representatives of Perot Systems and its subsidiaries to, (x) immediately cease and cause to be terminated all existing discussions or negotiations with any person or entity (other than Dell and its affiliates) conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal and (y) promptly request and use reasonable best efforts to obtain the prompt return or cause the destruction of all copies of confidential information previously furnished to any such person or entity.

However, the Merger Agreement also provides that, if in response to an unsolicited, bona fide written Acquisition Proposal made after the date of the Merger Agreement and prior to the acceptance for payment of the Shares pursuant to the Offer, the Perot Systems Board of Directors determines in good faith (after consulting with its financial advisor) that such Acquisition Proposal constitutes, or is reasonably expected to lead to, a Superior Proposal and with respect to which the Perot Systems Board of Directors determines in good faith, after consultation with outside legal counsel, that the taking of such action is necessary in order for the Perot Systems Board of Directors to comply with its fiduciary duties to its stockholders under applicable law, then Perot Systems may at any time prior to the acceptance for payment of Shares pursuant to the Offer (but in no event after such time) (i) furnish information and data with respect to Perot Systems and its subsidiaries to the person or entity making such Acquisition Proposal pursuant to (and only pursuant to) a customary confidentiality agreement containing confidentiality terms no less favorable in any material respect to Perot Systems than the confidentiality agreement with Dell (except that such confidentiality agreement shall not prohibit compliance with any of the non-solicitation provisions of the Merger Agreement and shall not restrict the other party from making an Acquisition Proposal to Perot Systems or negotiations with Perot Systems with respect thereto) (the “Acceptable Confidentiality Agreement”), provided that Perot Systems provides Dell with not less than 24 hours notice of its intention to enter into such Acceptable Confidentiality Agreement and Perot Systems advises Dell of any information provided to any person or entity concurrently with its delivery to such person or entity and concurrently with its delivery to such person or entity Perot Systems delivers to Dell all such information not previously provided to Dell, and (ii) enter into, maintain and participate in discussions or negotiations with such person or entity regarding such Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations. Perot Systems shall provide Dell with a correct and complete copy of any Acceptable Confidentiality Agreement entered into within 24 hours after execution thereof. Perot Systems shall not terminate, waive, amend, release or modify any material provision of any confidentiality or standstill agreement to which it or any of its subsidiaries is a party with respect to any Acquisition Proposal, and shall enforce the material provisions of such agreement.

The Merger Agreement contains a provision that Perot Systems shall promptly provide Dell with oral and written notice, in no event later than 24 hours after receipt, of any Acquisition Proposal together with its material terms and conditions and provide Dell with a copy of any written documentation delivered to Perot Systems in connection therewith (including the identity of the person or entity making such Acquisition Proposal). Perot Systems shall keep Dell informed on a timely basis of the status and details (including, within 24 hours after the occurrence of any material amendment or modification) of any such Acquisition Proposal, including of all material developments with respect to any such Acquisition Proposal and Perot Systems shall provide Dell with copies of any additional written materials received therewith. Notwithstanding the foregoing, Perot Systems shall promptly (and in any event within 24 hours) notify Dell orally and in writing if it determines to begin taking any of the actions described in the preceding paragraph.

The Merger Agreement further contains a provision that Perot Systems may take and disclose a position contemplated by Rules 14e-2(a) or 14d-9 promulgated under the Exchange Act or make any disclosure to Perot Systems stockholders if, in the good faith judgment of the Perot Systems Board of Directors (after consulting with and receiving the advice of outside legal counsel), failure to do so would violate the disclosure requirements under applicable law. However, such disclosure will not affect the obligations of Perot Systems under the other provisions described above or as described below under “— Perot Systems’ Recommendation.” In addition, any such disclosure will be deemed to be an Adverse Recommendation Change unless the Perot Systems Board of Directors publicly reaffirms the Recommendation within five business days.

As used in the Merger Agreement, an “Acquisition Proposal” means any inquiry (in writing or otherwise), proposal, indication of interest or offer from any person or entity (other than Dell, the Purchaser or any of their affiliates) or “group” (as defined in Section 13(d) of the Exchange Act) relating to, or that could be reasonably expected to lead to, (A) the direct or indirect acquisition or purchase (whether in a single transaction or a series of related transactions) of assets of Perot Systems and its subsidiaries (including securities of Perot Systems’ subsidiaries) equal to 10% or more of Perot Systems’ consolidated assets or to which 10% or more of Perot Systems’ revenues or earnings on a consolidated basis are attributable, (B) the direct or indirect acquisition (whether in a single transaction or a series of related transactions) of 10% or more of any class of equity securities of Perot Systems, (C) a tender offer or exchange offer that if consummated would result in any person or entity or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 10% or more of any class of equity securities of Perot Systems or (D) a merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Perot Systems or any of its subsidiaries, in each case, other than the transactions contemplated by the Merger Agreement.

As used in the Merger Agreement, a “Superior Proposal” means any bona fide written Acquisition Proposal that the Perot Systems Board of Directors determines in good faith (after consulting with outside legal counsel and Perot Systems’ financial advisor), taking into account all legal, financial, regulatory, estimated time of completion and other aspects of the Acquisition Proposal and the person or entity making the Acquisition Proposal, including the financing terms thereof, (A) would result in a transaction that is more favorable to the stockholders from a financial point of view than the transactions contemplated by the Merger Agreement (taking into account (1) any adjustment to the terms and conditions proposed by Dell in an offer that is in writing in response to such Acquisition Proposal and (2) any termination fees and expense reimbursement provisions) and (B) is reasonably likely to be completed on the terms proposed on a timely basis; provided, that for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “10%” shall be deemed to be references to “66 2/3%.”

Perot Systems’ Recommendation.  Pursuant to the Merger Agreement, the Perot Systems Board of Directors shall not (x)(A) fail to recommend that the stockholders of Perot Systems accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if applicable, approve and adopt the Merger Agreement and the Merger (the “Recommendation”) or withdraw (or modify or qualify in any manner adverse to Dell or the Purchaser) the approval, Recommendation or declaration of advisability by the Perot Systems Board of Directors of the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated thereby, (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal (it being understood that, only with respect to a tender offer or exchange offer, taking a neutral position or no position (other than in a communication made in compliance with Rule 14d-9(f) promulgated under the Exchange Act) with respect to any Acquisition Proposal shall be considered a breach of this clause (B)) or (C) resolve, agree or publicly propose to take any such actions (each such foregoing action or failure to act in this clause (x) being referred to herein as an “Adverse Recommendation Change”), (y) cause or permit Perot Systems to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or directly related to, or which is intended to or would be reasonably likely to lead to, any Acquisition Proposal (each, an “Alternative Acquisition Agreement”), other than any Acceptable Confidentiality Agreements, or (z) resolve, agree or publicly propose to take any such actions.

However, at any time prior to the acceptance for payment of the Shares pursuant to the Offer (but in no event after such time):

(a) the Perot Systems Board of Directors may, if the Perot Systems Board of Directors determines in good faith (after consulting with outside legal counsel) that the failure to do so would violate its fiduciary duties to the stockholders of Perot Systems under applicable law, taking into account all adjustments to the terms of the Merger Agreement that may be offered by Dell as described in this paragraph and the next paragraph, (x) make an Adverse Recommendation Change in response to a Superior Proposal received after the date of the Merger Agreement and that does not otherwise result from a breach of Section 5.3 of the Merger Agreement or (y) solely in response to either a Superior Proposal received after the date of the Merger Agreement and that did not otherwise result from a breach of Section 5.3 of the Merger Agreement, cause Perot Systems to terminate the Merger Agreement. In the case of a Superior Proposal, (A) (1) no Adverse Recommendation Change may be made and (2) no such termination of the Merger Agreement may be made, in each case, until after the fifth business day following Dell’s receipt of written notice from Perot Systems advising Dell that the Perot Systems Board of Directors intends to make an Adverse Recommendation Change or cause Perot Systems to terminate the Merger Agreement, as the case may be, and specifying the relevant terms and conditions of (including the identity of the persons or entities making the Superior Proposal) any Superior Proposal that is the basis of the proposed action by the Perot Systems Board of Directors (it being understood and agreed that any material amendment to the financial terms or any other material amendment to another material term of such Superior Proposal shall require a new written notice by Perot Systems to Dell and an additional three business day period), (B) during such five business day period (or any additional three business day period), Perot Systems shall, and shall cause its financial and legal advisors to, negotiate with Dell in good faith (to the extent Dell seeks to negotiate) to make such adjustments to the terms and conditions of the Merger Agreement as would enable the Perot Systems Board of Directors to proceed with its recommendation of the Merger Agreement and not make such an Adverse Recommendation Change or cause Perot Systems to terminate the Merger Agreement and (C) the Perot Systems Board of Directors shall not make such an Adverse Recommendation Change or cause Perot Systems to terminate the Merger Agreement if, prior to the expiration of such five business day period (or any additional three business day period), Dell makes a proposal to adjust the terms and conditions of the Merger Agreement that the Perot Systems Board of Directors determines in good faith (after consulting with outside legal counsel and its financial advisor) to be at least as favorable as the Superior Proposal.

(b) the Perot Systems Board of Directors may, in response to a material fact, event, change, development or set of circumstances (other than an Acquisition Proposal occurring or arising after the date of the Merger Agreement) that was neither known to the Perot Systems Board of Directors nor reasonably likely as of or prior to the date of the Merger Agreement (and not relating in any way to any Acquisition Proposal) (such material fact, event, change, development or set of circumstances, an “Intervening Event”), fail to make, withdraw or modify, in a manner adverse to Dell or the Purchaser, the Recommendation (which shall be deemed to be an Adverse Recommendation Change) if the Perot Systems Board of Directors determines in good faith (after consultation with outside legal counsel), that, in light of such Intervening Event, the failure of the Perot Systems Board of Directors to effect such an Adverse Recommendation Change would violate its fiduciary duties to the stockholders of Perot Systems under applicable law; provided, that no fact, event, change, development or set of circumstances shall constitute an Intervening Event if such fact, event, change, development or set of circumstances resulted from or arose out of the announcement, pendency or consummation of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and, provided, further, that no Adverse Recommendation Change may be made pursuant to this sentence until after the fifth business day following Dell’s receipt of written notice from Perot Systems advising Dell that the Perot Systems Board of Directors intends to take such action and specifying the facts underlying the Perot Systems Board of Director’s determination that an Intervening Event has occurred, and the reasons for the Adverse Recommendation Change, in reasonable detail, and then only if during such five business day period, if requested by Dell, Perot Systems engages in good faith negotiations with Dell to amend the Merger Agreement in such a manner that obviates the need for an Adverse Recommendation Change as a result of the Intervening Event.

Indemnification and Insurance.  The Merger Agreement provides that Dell will, and will cause the Surviving Corporation and its subsidiaries to, (i) indemnify, defend and hold harmless each individual who is entitled to indemnification pursuant to the Certificate of Incorporation and Bylaws of Perot Systems, the DGCL or any Perot Systems indemnification agreement at or prior to the time the Purchaser accepts and pays for the Shares (each an “Indemnified Party” and collectively, the “Indemnified Parties”) against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or inaction in their capacity as a director or officer of Perot Systems or any of its subsidiaries or their serving at the request of Perot Systems or any of its subsidiaries as a director, officer, employee, agent, trustee, shareholder, partner or fiduciary of another person or entity, pension or other employee benefit plan or enterprise in each case occurring on or before the Effective Time (including the transactions contemplated by the Merger Agreement), to the fullest extent permitted by applicable law, and, without limiting the foregoing, to the fullest extent permitted by applicable law, shall also advance expenses as incurred to the same such extent; provided, that the person to whom fees and expenses are advanced shall, if required by applicable law, provide an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification; and fulfill and honor in all respects the obligations of Perot Systems and its subsidiaries pursuant to each indemnification agreement in effect between Perot Systems or any of its subsidiaries and each Indemnified Party; and (ii) continue any indemnification provision and any exculpation provision set forth in the Certificate of Incorporation, Bylaws or other charter or organizational documents of Perot Systems or any of its subsidiaries as in effect on the date of the Merger Agreement. In addition, at the Effective Time, Dell shall cause to be obtained prepaid (or “tail”) directors’ and officers’ liability insurance policies for the benefit of the Indemnified Parties at the current coverage level and scope of liability insurance coverage as set forth in Perot Systems’ current directors’ and officers’ liability insurance policy in effect as of the date of the Merger Agreement. Such “tail” insurance policies shall provide coverage through the sixth anniversary of the Effective Time, so long as the aggregate annual premium is not greater than 300% of the annual premium paid by Perot Systems for its existing directors’ and officers’ liability insurance policies during 2009. In the event that such amount is insufficient for such coverage then the Surviving Corporation may spend up to that amount to purchase such lesser coverage as may be obtained with such amount.

Hart-Scott-Rodino (HSR) and other Antitrust Approvals.  The Merger Agreement requires that each of Dell, the Purchaser and Perot Systems will (i) provide or cause to be provided as promptly as reasonably practicable to Governmental Authorities (as defined in the Merger Agreement) with jurisdiction over the Antitrust Laws (as defined in the Merger Agreement) (each such Governmental Authority, a “Governmental Antitrust Authority”) information and documents requested by any Governmental Antitrust Authority as necessary and appropriate to permit consummation of the transactions contemplated by the Merger Agreement, including preparing and filing any notification and report form and related material required under the HSR Act and any additional consents and filings under any other Antitrust Laws as promptly as practicable following the date of the Merger Agreement (provided, that in the case of the filing under the HSR Act, such filing shall be made on or prior to the 10th business day following the date of the Merger Agreement unless otherwise agreed in writing by Dell, the Purchaser and Perot Systems) and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under the HSR Act or any other applicable Antitrust Laws and (ii) subject to the provisions in the following paragraph, use their reasonable best efforts to take such actions as are necessary and appropriate to obtain prompt approval of the consummation of the transactions contemplated by the Merger Agreement by any Governmental Authority or expiration of applicable waiting periods.

Notwithstanding the foregoing, neither Dell or any of its subsidiaries shall be required to, nor shall Perot Systems or any of its subsidiaries without the prior written consent of Dell, agree or proffer to, divest, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict the ownership or operation of, any business or assets of Dell, Perot Systems or any of their respective subsidiaries if, in the reasonable judgment of

Dell, any such divestiture, holding separate or entry into any license or similar agreement may have a materially detrimental effect or impact on the current or future business models, plans or structures of Dell and its subsidiaries (taking into account the acquisition of Perot Systems).

If the acceptance of and payment for the Shares pursuant to the Offer is delayed solely due to the failure to satisfy the Antitrust Condition (as defined in Section 15 — “Certain Conditions to the Offer”) and Dell, the Purchaser and Perot Systems in good faith agree that it is reasonably likely that Perot Systems stockholder approval of the Merger Agreement and the Merger could be obtained prior to satisfaction of the Antitrust Condition, then at the request of Dell, the Purchaser or Perot Systems, Dell, Perot Systems and the Purchaser will enter into, and conduct in good faith, discussions to amend the Merger Agreement as appropriate such that the Perot Systems stockholder approval of the Merger Agreement and the Merger may be sought and the Merger may be completed in a manner customary for a “one-step” merger not involving a tender or exchange offer and as expeditiously as possible.

Reasonable Best Efforts to Cause the Merger to Occur.  Each of the parties to the Merger Agreement agrees to use its reasonable best efforts promptly to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with each of Dell, the Purchaser and Perot Systems in doing, all things necessary and appropriate to consummate the Offer and to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods from any Governmental Authority and the making of all necessary registrations and filings and the taking of all steps as may be necessary and appropriate to effect the foregoing, or to avoid an action or proceeding by, any Governmental Authorities, (ii) the obtaining of all necessary consents, approvals or waivers from third parties to the extent that any such consent or waiver is necessary to permit Dell, the Purchaser and Perot Systems to consummate the transactions contemplated by the Merger Agreement, (iii) contesting on the merits, through litigation in United States District Court or state or foreign courts and through administrative procedures in relation to other Government Authorities, any objections or opposition raised by any Governmental Antitrust Authority; provided, however, that Dell shall not be required to appeal any order from a Governmental Authority, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement. Perot Systems and Dell and their respective counsel shall, subject to applicable law, promptly (x) cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii), (iii) and (iv) immediately above, and (y) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions.

Directors and Officers.  The Merger Agreement provides that the directors of the Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, and the officers of the Purchaser immediately prior to the Effective Time to be the initial officers of the Surviving Corporation, each to hold office until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified.

Conditions to the Merger.  The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the fulfillment (or waiver by Dell and Perot Systems) at or prior to the Effective Time of the following conditions:

•	if required by law, the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the holders of Shares;

•	the waiting period (and any extension thereof) applicable to the Merger under any Antitrust Law shall have been terminated or shall have expired, and no restrictive order or other requirements shall have been placed on Perot Systems, Dell, the Purchaser or the Surviving Corporation in connection therewith;

•	no Governmental Authority having jurisdiction over any party to the Merger Agreement shall have enacted, promulgated, issued, enforced or entered any laws or orders, whether temporary, preliminary or permanent, that make illegal, enjoin or otherwise prohibit consummation of the Merger or the other material transactions contemplated by the Merger Agreement; and

•	the Purchaser shall have accepted for purchase the Shares validly tendered and not properly withdrawn pursuant to the Offer; provided, however, that neither Dell nor the Purchaser shall be entitled to assert the failure of this condition if, in breach of the Merger Agreement or terms of the Offer, the Purchaser fails to purchase any Shares validly tendered and not properly withdrawn.

Employee Matters.  The Merger Agreement provides that as of the Effective Time, Dell shall provide the employees of Perot Systems who are employed by Dell or one of its subsidiaries after the Effective Time (the “Continuing Employees”) and their dependents, as applicable, with either, or a combination of, (a) comparable types and levels of employee benefits as those provided to similarly situated employees of Dell or its subsidiaries and their dependents, as applicable, pursuant to the terms of the employee benefit arrangements of Dell (such arrangements the “Dell Benefit Arrangements”), or (b) benefits under the Current Employee Benefit Plans (as defined in the Merger Agreement) of Perot Systems, all or some of which Dell may continue to sponsor on and after the closing date of the Merger (the “Continued Plans”). To the extent Dell elects to provide employee benefits to the Continuing Employees and their dependents, as applicable, pursuant to clause (b) above, the Continuing Employees shall be entitled to participate in the Continued Plans from and after the closing date of the Merger until such time that Dell suspends participation in or terminates such Continued Plans (the “Transition Period”); provided, that in any event the Continuing Employees shall be entitled to participate in the Continued Plans for the remainder of the 2009 calendar year. Upon the expiration of the Transition Period, the Continuing Employees shall then be entitled to participate in the Dell Benefit Arrangements. To the extent Continuing Employees participate in a Dell Benefit Arrangement, Dell shall, for purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual) under such Dell Benefit Arrangement and to the extent permitted by applicable law, provide that such Continuing Employees shall receive service credit under such Dell Benefit Arrangement for their period of service with Perot Systems and its subsidiaries and predecessors prior to the Effective Time, except where doing so would cause a duplication of benefits. Dell shall waive all limitations as to preexisting condition exclusions (or actively at work or similar limitations), evidence of insurability requirements and waiting periods with respect to participation and coverage requirements in connection with the medical, dental and vision benefits that such Continuing Employees may be eligible to receive pursuant to a Dell Benefit Arrangement after the Effective Time. Dell shall also provide the Continuing Employees with credit for any co-payments, deductibles and offsets made pursuant to the applicable Current Employee Benefit Plans described in Section 3.20(g) of the Merger Agreement for the purposes of satisfying any applicable deductible or out-of-pocket expenses under any Dell Benefit Arrangement in the calendar year, plan year or policy year (as applicable under the terms of such Dell Benefit Arrangement) in which the Effective Time occurs; provided, that such Continuing Employees shall timely provide Dell with back-up data with respect to such co-payments, deductibles and offsets upon Dell’s request. Any vacation or paid time off that is accrued and unused by a Continuing Employee prior to the Effective Time shall be credited to such Continuing Employee following the Effective Time and thereafter shall be carried forward subject to Dell’s policies and procedures. Notwithstanding the forgoing, no rights or benefits have been granted to any person other than Perot Systems, Dell, or the Purchaser nor has any Employee Benefit Plan or Dell Benefit Arrangement been amended.

Board of Directors.  Subject to compliance with applicable law, promptly upon the Purchaser’s deposit of cash in an amount sufficient to pay the aggregate Offer Price for all Shares validly tendered and not properly withdrawn pursuant to the Offer which represent at least 66 2/3% of the total outstanding Shares, and from time to time thereafter, Dell will be entitled to designate such number of directors, rounded up to the next whole number, on Perot Systems’ Board of Directors equal to the product of (i) the total number of directors on the Board of Directors of Perot Systems (giving effect to the directors designated by Dell and elected or appointed to the Board of Directors of Perot Systems pursuant to this sentence and including directors continuing to serve as directors of Perot Systems) multiplied by (ii) the percentage (the “Board Percentage”) that the aggregate number of Shares beneficially owned by Dell, the Purchaser or any of their affiliates (including, for purposes of such percentage, the Shares that are accepted for payment pursuant to the Offer and that the Offer Price has been deposited for) bears to the aggregate number of Shares outstanding; provided, that following the time directors designated by Dell are elected or appointed to Perot Systems’ Board of Directors, and prior to the Effective Time, Perot Systems’ Board of Directors shall always have at least three directors who are directors of Perot Systems on the date hereof and who are neither officers of Perot Systems nor designees, affiliates or associates (within the meaning of the federal securities laws) of Dell (each, an “Independent Director”). At each such time, Perot Systems shall, subject to any limitations imposed by applicable law or NYSE rules, also cause (x) each committee of Perot Systems’ Board of Directors, (y) if requested by Dell, the board of directors of each of Perot Systems’ subsidiaries and (z) if requested by Dell, each committee of such board of directors of each of Perot Systems’ subsidiaries to include persons designated by Dell constituting the Board Percentage of each such committee or board as Dell’s designees constitute on the Board of Directors. Perot Systems will, upon request by Dell, secure the resignations of such number of directors as necessary to enable Dell’s designees to be elected or appointed to Perot Systems’ Board of Directors in accordance with the foregoing provisions and will cause Dell’s designees to be so elected or appointed.

Following the time directors designated by Dell are elected or appointed to Perot Systems’ Board of Directors and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors is required to (i) authorize any agreement between Perot Systems and any of its subsidiaries, on the one hand, and Dell, the Purchaser and any of their affiliates (other than Perot Systems and any of its subsidiaries), on the other hand, (ii) amend or terminate the Merger Agreement on behalf of Perot Systems, (iii) use or waive any of Perot Systems’ rights or remedies under the Merger Agreement, (iv) extend the time for performance of Dell’s or the Purchaser’s obligations under the Merger Agreement or (v) take any other action by Perot Systems in connection with the Merger Agreement or the transactions contemplated thereby required to be taken by Perot Systems’ Board of Directors.

Termination.  The Merger Agreement may be terminated by delivery of written notice of such termination, and the Merger may be abandoned at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by Perot Systems’ stockholders:

(a) by mutual written consent of the parties;

(b) by either Dell or Perot Systems if:

(i) (A) the Purchaser has not accepted for payment and paid for the Shares pursuant to the Offer on or prior to March 22, 2010 (the “Outside Date”; provided, however, that if at such time the Antitrust Condition (as defined in the Merger Agreement) has not been satisfied, and on March 22, 2010, any litigation contemplated by Section 5.4(a)(iii) of the Merger Agreement is pending, then the Outside Date shall be extended automatically until the first to occur of (1) June 21, 2010, (2) 10 business days following the date, if any, that any such litigation (including appeals, if any) is concluded such that the Antitrust Condition is satisfied and (3) the date, if any, that such litigation (including appeals, if any) is concluded such that the Antitrust Condition is not satisfied); or (B) the Offer is terminated or withdrawn pursuant to its terms and the terms of the Merger Agreement without any Shares being purchased, except that the right to terminate the Merger Agreement under either clause (A) or (B) shall not be available (x) to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the event specified in such clause or (y) if the Expiration Date is extended by the Purchaser pursuant to Section 1.1(d)(iii) of the Merger Agreement, to any party until after the next business day following the Expiration Date; or

(ii) if any order issued by a court of competent jurisdiction or by a Governmental Authority, or law or other legal restraint or prohibition in each case making the Merger illegal or permanently restraining, enjoining or otherwise preventing the consummation thereof shall be in effect and shall have become final and non-appealable;

(c) by Dell prior to the acceptance for payment of Shares pursuant to the Offer, if:

(i) due to a circumstance or occurrence that if occurring after the commencement of the Offer would make it impossible to satisfy one or more of the conditions to the Offer (as set forth in Section 15 — “Certain Conditions of the Offer”), the Purchaser has failed to commence the Offer;

(ii) (A) an Adverse Recommendation Change (as defined above) shall have occurred, (B) in the event of any tender or exchange offer that is commenced or an Acquisition Proposal that is made in writing to Perot Systems and publicly disseminated, within 10 business days after a written request from Dell that it do so, Perot Systems shall not have made or sent to the stockholders of Perot Systems (in Dell’s discretion), pursuant to Rule 14e-2 promulgated under the Exchange Act or otherwise, a statement unconditionally reaffirming the Recommendation, or (C) Perot Systems or Perot Systems’ Board of Directors shall have knowingly and intentionally violated or breached in any material respect its obligations under Section 5.3 of the Merger Agreement entitled “No Solicitation of Transactions;” or

(iii) if (A) there shall have occurred any Company Material Adverse Effect (as defined in Section 15 — “Certain Conditions of the Offer”) or (B) Perot Systems shall have breached any of its representations or warranties or failed to perform in any material respect the obligations to be performed by it under the Merger Agreement, which breach or failure to perform (1) would give rise to the failure of a condition to the Offer set forth in paragraphs (d)(i) or (d)(ii) of Section 15 — “Certain Conditions to the Offer,” and (2) is incapable of being cured or has not been cured by Perot Systems within the later of (x) 30 days after written notice to Perot Systems and (y) the next scheduled Expiration Date of the Offer pursuant to the terms of the Merger Agreement;

(d) by Perot Systems prior to the acceptance for payment of the Shares pursuant to the Offer, if:

(i) Dell or the Purchaser shall have (A) failed to perform in any material respect the obligations to be performed by it under the Merger Agreement or (B) breached any of Dell’s or the Purchaser’s representations and warranties, which breach or failure to perform, in the case of clause (B), would reasonably be expected to, individually or in the aggregate, materially adversely affect Dell’s or the Purchaser’s ability to consummate the transactions contemplated by the Merger Agreement and, in the case of either clause (A) or (B) is either incurable, or if curable, is not cured by Dell or the Purchaser, as applicable, by the earlier of (x) 30 days after written notice has been given by Perot Systems to Dell of such breach or failure and (y) the Outside Date; provided, that at the time of the delivery or receipt of such written notice, Perot Systems shall not be in breach of any of its obligations under the Merger Agreement; or

(ii) the Perot Systems Board of Directors authorizes Perot Systems, in full compliance with the terms of the Merger Agreement, including Section 5.3, to enter into a definitive agreement (not including an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided, that Perot Systems prior to, or concurrently with, such termination pays to Dell in immediately available funds the termination fee required to be paid pursuant to the Merger Agreement and the Perot Systems Board of Directors concurrently approves, and Perot Systems concurrently enters into, a definitive agreement providing for the implementation of such Superior Proposal.

Termination Fee; Expenses.  The Merger Agreement provides that Perot Systems will pay to Dell a termination fee of $130,000,000 under any of the following circumstances in accordance with the terms set forth therein:

(a) (i) an Acquisition Proposal shall have been made to Perot Systems or shall have been made directly to its stockholders generally following the date of the Merger Agreement, and thereafter, (ii) the Merger Agreement is terminated by Perot Systems or Dell pursuant to a cause of termination set forth above under “— Termination” in paragraph (b)(i) solely as a result of the failure to satisfy the Minimum Condition and (iii) Perot Systems enters into a definitive agreement with respect to, or consummates a transaction contemplated by, any Acquisition Proposal (replacing “10%” in the definition thereof with “66 2/3%”) within 12 months of the date the Merger Agreement is terminated;

(b) the Merger Agreement is terminated by Dell pursuant to a cause of termination set forth above under “— Termination” in paragraph (c)(ii) (or by Perot Systems pursuant to a cause of termination set forth above under “— Termination” in paragraph (b) following any time at which Dell was entitled to terminate the Merger Agreement pursuant to a cause of termination set forth above under “— Termination” in paragraph (c)(ii));or

(c) the Merger Agreement is terminated by Perot Systems pursuant to a cause of termination set forth above under “— Termination” in paragraph (d)(ii).

If the Merger Agreement is terminated by Dell pursuant to a cause of termination set forth above under “— Termination” in paragraph (c)(iii)(B), then Perot Systems will pay to Dell the reasonable out of pocket fees and expenses (including legal and other third party advisors fees and expenses) actually incurred by Dell and its affiliates on or prior to the termination of the Merger Agreement in connection with the transactions contemplated by the Merger Agreement up to $40 million.

Effect of Termination.  If the Merger Agreement is terminated, only Section 7.3 (relating to the termination fee and expenses), Article 8 (containing certain general provisions) and the Nondisclosure Agreement (as defined below) will survive after termination. However, the termination of the Merger Agreement will not relieve any party from liability or damages for any knowing and intentional breach of the Merger Agreement or fraud, which in the case of Dell or the Purchaser will be in addition to any payments of the termination fee or expenses.

Amendment.  The Merger Agreement may be amended by the parties to the agreement by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, after any approval of the Merger Agreement by the stockholders of Perot Systems, no amendment may be made without further stockholder approval which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on by each of the parties.

Tender Agreements.

The following is a summary of the material provisions of the Tender Agreements, the form of which is filed as an exhibit to the Schedule TO. The summary is qualified in its entirety by reference to the Tender Agreements, which are incorporated by reference herein.

Concurrently with entering into the Merger Agreement, Dell and the Purchaser entered into Tender and Voting Agreements (the “Tender Agreements”) with all executive officers and directors and certain principal stockholders of Perot Systems (the “Tendering Stockholders”). Pursuant to the Tender Agreements, the Tendering Stockholders have agreed, among other things, to tender Shares held by them on the date of the Tender Agreement or acquired after that date (the “Covered Shares”) to the Purchaser in the Offer (or, in the case of the Perot Family Trust, it may at its option tender its Covered Shares or hold its Covered Shares for payment upon the Merger) and to vote the Covered Shares in favor of the Merger. Based on information provided by the Tendering Stockholders, an aggregate of 29,115,819 Shares (which does not include Shares that may be tendered by the Perot Family Trust), representing approximately 21.5% of the outstanding Shares (calculated in the same manner as the Minimum Condition) as of September 17, 2009, will be tendered by the Tendering Stockholders in the Offer.

Pursuant to the Tender Agreements, each Tendering Stockholder has agreed to tender and not to withdraw Covered Shares into the Offer no later than the fifth business day following commencement of the Offer (or, with respect to any Shares acquired after the date of the Tender Agreements, the later of such fifth business day or the fifth business day after acquisition of the Shares). Each Tendering Stockholder has also agreed that until the first to occur of the Effective Time or the date of the termination of the Merger Agreement in accordance with its terms, at any meeting of the Perot Systems stockholders, however called, or in connection with any written consent of the Perot Systems stockholders, the Tendering Stockholder will vote (or cause to be voted) Covered Shares (i) in favor of the adoption of the Merger Agreement and the approval of the terms thereof, the approval of the Merger and each of the other actions contemplated by the Merger Agreement and the Tender Agreements and (ii) except as otherwise agreed to in writing in advance by Dell, against the following actions, agreements or transactions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Perot Systems or any of its Subsidiaries, (B) a sale, lease or transfer of a material amount of assets of Perot Systems or any of its Subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of Perot Systems or any of its Subsidiaries, or (C) (1) any change in a majority of the persons who constitute the Board of Directors of Perot Systems, (2) any change in the present capitalization of Perot Systems or any amendment of the Certificate of Incorporation or Bylaws of Perot Systems, (3) any other material change in Perot Systems’ corporate structure or business, or (4) any other action which, in the case of each of the matters referred to in clauses (C) (1), (2) or (3) is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purpose of or adversely affect the Merger or the other transactions contemplated by the Tender Agreement and the Merger Agreement. The Tender Agreements also restrict the transfer of the Tendering Stockholder’s Covered Shares. The covenants and agreements to tender and vote the Tendering Stockholders’ Covered Shares pursuant to the Tender Agreements will terminate upon the earlier of (i) the termination of the Merger Agreement or (ii) the Effective Time.

Employment Arrangements.

Executive Offer Letters.  Dell provided an offer letter to each of the individuals listed below (collectively, the “Covered Executives”), all of whom are currently executive officers or other officers of Perot Systems. The offer letters states the job title to be offered to such individuals upon completion of the Merger, as well as the base salary, annual target bonus, projected long term incentive grants, the estimated value of the Dell restricted stock unit awards to be received if the Covered Executive elects to convert his Perot Systems long term incentive awards as further described below, and the estimated value of the additional restricted stock unit awards to be received. The rollover restricted stock units and restricted stock unit awards are further described below. The following table sets forth the potential payments to the Covered Executives under the Dell employment arrangements and the value of the restricted stock unit to be awarded following the conversion of unvested Perot Systems’ equity awards pursuant to elections made by the Covered Executives:

	Base	Target	Initial RSU		Potential
Name	Salary	Bonus	Grant	Rollover RSU	Severance	Total

Peter A. Altabef	$675,000	$675,000	$6,750,000	$9,967,947	$1,350,000	$19,417,947
Scott Barnes	310,000	170,500	1,485,161	2,862,982	155,000	4,983,643
Eugene Carrick	368,000	202,400	1,939,002	2,820,410	184,000	5,513,812
Steven Curts	373,000	205,150	1,950,287	3,064,712	186,500	5,779,649
John E. Harper	442,000	243,100	2,945,903	9,223,654	221,000	13,075,657
Anurag Jain	457,745	251,760	2,170,393	1,583,979	228,873	4,692,750
Charles Lyles	480,000	264,000	2,680,810	0	240,000	3,664,810
John Lyon	235,612	94,245	1,116,869	1,487,918	117,806	3,052,450
Jeffrey Renzi	390,000	214,500	1,985,080	3,316,870	195,000	6,101,450
Thomas D. Williams	442,000	243,100	2,599,924	4,341,495	221,000	7,847,519

Total						$74,129,687

This summary of the executive offer letters does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the executive offer letters, which are incorporated by reference and copies of which have been filed with the SEC as exhibits to the Schedule TO.

Standard Employment Agreements.  Dell has a form of employment agreement (the “Form Employment Agreement”) that is entered into by all employees of Dell regardless of level. Thus, all Perot Systems employees and executives who join Dell by virtue of the Merger (“Transferred Employees”) are to enter into the Form Employment Agreement at the Effective Time. The Form Employment Agreement includes a number of acknowledgments by the Transferred Employee regarding (among other things) (i) at-will employment status, (ii) obligations regarding the use and development of intellectual property, inventions and copyrightable materials and (iii) responsibilities relating to the non-disclosure of confidential information, proprietary information and controlled technology and software. The obligations relating to these acknowledgements generally are limited to the period of the employee’s employment with Dell. The Form Employment Agreements do not specify the compensation and/or benefits provided to Transferred Employees. The foregoing description of the Form Employment Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Form Employment Agreement, which is incorporated by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO.

Executive Severance Agreements.  Dell has entered into Protection of Sensitive Information, Noncompetition and Nonsolicitation Agreements (the “Executive Severance Agreements”) with the Covered Executives of Perot Systems, who will continue as at-will employees of Dell following the Merger. It is expected that the Executive Severance Agreements will remain in effect throughout the period the Covered Executives are employed by Dell. If a Covered Executive is terminated by Dell without cause, the Covered Executive will be entitled to receive severance benefits from Dell. The severance benefits payable to each Covered Executive will equal 6 months of such Covered Executive’s base salary (other than the severance benefits payable to Mr. Altabef, which will equal 12 months of his base salary). Each Covered Executive will receive the severance benefits in a lump sum, which will be paid following the Covered Executive’s execution of a severance agreement and release. As a condition to receiving benefits under an Executive Severance Agreement, a Covered Executive will have certain obligations to Dell with respect to (among other things) protection of sensitive information, confidentiality, non-competition, non-solicitation and non-disparagement. These obligations apply during the period of employment and for a 12-month period thereafter. The foregoing description of the Executive Severance Agreements is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Executive Severance Agreement entered into with Mr. Altabef and the form Executive Severance Agreement entered into with each of the other Covered Executives, which are incorporated by reference and copies of which have been filed with the SEC as exhibits to the Schedule TO.

Rollover Restricted Stock Unit Grants.  Dell offered the opportunity for the Covered Executives to participate in a rollover restricted stock unit arrangement (the “Rollover RSU Arrangement”), on or before September 30, 2009, pursuant to Dell’s Amended and Restated 2002 Long-Term Incentive Plan, and certain of the Covered Executives have elected to participate. Under the Rollover RSU Arrangement, outstanding unvested equity awards that were granted to the Covered Executives under Perot Systems’ equity compensation programs (“Company Awards”) and would otherwise be accelerated, cancelled and cashed out in connection with the Merger may be converted on a pre-tax basis into the right to receive a special award of Dell restricted stock units (“Rollover RSUs”). To the extent a Covered Executive has elected to convert Company Awards into Rollover RSUs, Dell will award the Covered Executive with Rollover RSUs having a value equal to twice the amount of transaction consideration that otherwise would have been provided to such Covered Executive pursuant to the converted Company Awards. A three-year graded vesting schedule applies to Rollover RSUs. Vesting is accelerated in certain situations, including when Dell terminates the Covered Executive without cause or when the Covered Executive resigns for good reason. As a condition to receiving benefits under the Rollover RSU Arrangement, a Covered Executive will be obligated to avoid engaging in conduct detrimental to Dell. Dell also has a clawback right to that it can exercise after vesting if the Covered Executive engages in conduct detrimental to Dell during the course of executive’s employment with Dell or within 12 months thereafter. This clawback right applies with respect to 50% of the value of a Covered Executive’s Rollover RSU award (determined at the time of grant). The foregoing description of the Rollover Restricted Stock Unit Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the form Rollover Restricted Stock Unit Agreement, which is incorporated by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO.

Standard Restricted Stock Unit Grants.  Dell will offer certain employees of Perot Systems who join Dell an award of Dell restricted stock units (“RSUs”) pursuant to Dell’s Amended and Restated 2002 Long-Term Incentive Plan. The value of the RSU grants will be based on each individual’s compensation and position with Dell. Depending on these factors, the value of RSUs granted to a particular Tier 1 executive identified in “— Executive Offer Letters” above can generally range from approximately 400% to 700% of the executive’s base salary (with the exception of Mr. Altabef whose RSU will be equal to 1,000% of his base salary). These RSUs will vest pursuant to a four-year graded vesting schedule. Awards to any other employees can generally range up to 300% of salary and will vest over a four-year or three-year graded vesting schedule based on employee level. Vesting is accelerated in the event of the individual’s death or disability while an employee of Dell, but not for any other termination, such as when Dell terminates the individual without cause or the individual resigns for good reason. As a condition to receiving RSUs, an individual will be obligated to avoid engaging in conduct detrimental to Dell. Dell also has a clawback right that it can exercise after vesting if the individual engages in conduct detrimental to Dell during the course of individual’s employment with Dell or within 12 months thereafter. This clawback right applies with respect to the entire value of an individual’s RSUs (determined at the time of grant). The foregoing description of the Restricted Stock Unit Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the form Restricted Stock Unit Agreement, which is incorporated by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO.

Executive Retention Agreements.  Dell has entered into an Executive Retention Agreement (the “Retention Agreement”) with Russell Freeman, Chief Operating Officer of Perot Systems in order to provide an incentive for

Mr. Freeman to perform transitional services for Dell following the Merger. Pursuant to the Retention Agreement Mr. Freeman will serve as an at-will employee of Dell following the Merger (the “Service Period”). The Service Period comprises a 6-month period following the merger for which Mr. Freeman will be paid a lump sum of $757,000 and a bi-weekly salary of $19,615, though Mr. Freeman and Dell can agree to extend this period on a month-to-month basis with pro rated payments. The Service Period also may be shortened to the extent Mr. Freeman is terminated by Dell without cause or voluntarily resigns for good reason. In exchange for providing services, Mr. Freeman will be entitled to a base salary, as well as participation in certain employee benefit plans maintained by Dell. However, Mr. Freeman will not be permitted to participate in any of Dell’s incentive bonus or long-term incentive plans for 2010 and 2011. If Mr. Freeman’s employment is extended at the end of the Retention Period, he will receive a monthly retention bonus and will continue to receive a base salary and the foregoing employee benefits. Mr. Freeman will also be entitled to terminate the agreement without penalty in the event that an emergency arises with respect to his future employer, an entity or business enterprise controlled by H. Ross Perot, Jr. or his family, such that H. Ross Perot, Jr. reasonably requires his services in order to continue such business operations. If the agreement is terminated due to such an emergency, Mr. Freeman will be entitled to receive a pro rata portion of the retention amount. As a condition to receiving benefits under the Finalized Retention Agreement, Mr. Freeman will have certain obligations to Dell with respect to (among other things) protection of sensitive information, confidentiality, non-competition, non-solicitation and non-disparagement and the use and return of Dell property. These obligations apply during the period of employment and for a 12-month period thereafter. The foregoing description of the Finalized Retention Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Finalized Retention Agreement, which is incorporated by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO.

It is expected that Dell will offer to enter into executive retention agreements with two additional officers of Perot Systems. Additional retention packages may be offered to employees of Perot Systems, some of whom may be executive officers of Perot Systems, but none have been identified by Dell as of the date of this Offer to Purchase.

Noncompetition Agreements.  Additionally, in connection with the execution of the Merger Agreement, H. Ross Perot and Ross Perot, Jr. have signed noncompetition agreements with Dell and Perot Systems that limit their ability to compete with Perot Systems or solicit its employees or customers for a period ending December 31, 2014. If the Merger Agreement is terminated prior to the date the Shares are accepted and paid for pursuant to the Offer, such agreements will not become effective and will have no force or effect. The foregoing description of the noncompetition agreements is only a summary, does not purport to be complete and is qualified in its entirety by reference to the noncompetition agreements, which are incorporated by reference and copies of which have been filed with the SEC as exhibits to the Schedule TO.

License Agreement.

In connection with the execution of the Merger Agreement, Perot Systems Family Corporation, a Texas corporation, H. Ross Perot, Ross Perot, Jr. (collectively, “Licensor”) and Perot Systems have entered into the Third Amended and Restated License Agreement, dated September 20, 2009 (the “License Agreement”), pursuant to which Licensor grants Perot Systems and its affiliates an exclusive, royalty-free license to use “Perot Systems” and “Perot” in connection with Perot Systems’ current businesses, products, services and charitable activities, and its future operations and activities resulting from the expansion of, and the integration with, Dell’s services and businesses. The term of the License Agreement became effective immediately upon execution and will continue until the earlier of (i) the date that is five years from the date the Shares are accepted for payment pursuant to the Offer or (ii) the date of any termination of the License Agreement for cause. Notwithstanding the foregoing, the License Agreement terminates automatically and without further action by Licensor or Perot Systems if the Merger Agreement is terminated in accordance with its terms, in which event the previous license agreement will be reinstated. The foregoing description of the License Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the License Agreement, which is incorporated by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO.

Non-Disclosure Agreement.

Dell and Perot Systems entered into a Non-Disclosure Agreement, dated September 2, 2009 (the “Non-Disclosure Agreement”), in connection with both parties’ evaluation of a potential acquisition of Perot Systems. Pursuant to the Non-Disclosure Agreement, subject to certain customary exceptions, Dell and Perot Systems agreed to keep confidential all non-public information received from the other party. Dell and Perot Systems also agreed that the non-public information furnished pursuant to the Non-Disclosure Agreement would be used solely for the purpose of evaluating and negotiating the potential acquisition.

In addition, each of Dell and Perot Systems agreed that for a period of one year from the date of the Non-Disclosure Agreement, except in connection with the potential acquisition, neither party nor any of its controlled affiliates will, without the prior consent or invitation of the Board of Directors of the other party, directly or indirectly, (a) acquire or otherwise become the beneficial owner of any voting securities or rights to acquire any voting securities of the other party, (b) commence any tender or exchange offer for any voting securities of the other party, (c) participate in any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) or consents to vote or otherwise with respect to any voting securities of the other party, (d) make any public announcement with respect to any proposal for or offer of any extraordinary transaction involving the other party or any of its securities or assets, (e) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the other party, (f) take any action which might cause or require it or the other party to make a public announcement regarding any of the types of matters set forth in this paragraph, or (g) form, join or in any way participate in a “group” (as defined under the Exchange Act) with respect to the other party. The obligations described in this paragraph are referred to as the “Standstill Obligations.”

The Standstill Obligations terminate with respect to a party if a person (other than the other party or an affiliate of the other party) acquires, enters into an agreement to acquire, or publicly proposes to acquire, directly or indirectly, by tender or exchange offer, merger or otherwise, more than 50% of the voting securities of the first party (that is, the securities of the first party that are entitled generally to vote in the annual election of directors), or otherwise acquires, or enters into an agreement to acquire, or publicly proposes to acquire, the ability to control the management or policies of the first party, or enters into an agreement to acquire all or substantially all of the assets of the first party, or commences a solicitation of proxies.

Each of Dell and Perot Systems agreed that for a period of 12 months from the date of the Non-Disclosure Agreement neither it nor its affiliates will, without obtaining the prior written consent of the other party, solicit to employ or employ any of the officers or key employees of such other party with whom it had contact in connection with its evaluation of the potential acquisition. However, the foregoing will not preclude a party from hiring any such officer or key employee (i) who is no longer employed by the other party and solicits employment with such other party or (ii) as result of general solicitations for employees not specifically targeted at employees of such other party.

This summary is qualified in its entirety by reference to the Non-Disclosure Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO.

Exclusivity Agreement.

Dell and Perot Systems entered into an Exclusivity Agreement, dated September 4, 2009 (the “Exclusivity Agreement”), which set forth the terms on which Dell and Perot Systems would agree to engage in discussions regarding the potential acquisition of Perot Systems. Perot Systems agreed that, among other things and until September 30, 2009, Perot Systems would not solicit or engage in discussions with any party (other than Dell) regarding, among other things, an acquisition of beneficial ownership of more than 30% of the total outstanding voting securities of Perot Systems or the sale or transfer of 30% or more of the fair market value on a consolidated basis of the assets of Perot Systems and its subsidiaries, taken as a whole or to which 30% or more of consolidated revenues and earnings of Perot Systems and its subsidiaries, taken as a whole, are attributable to Perot Systems’ assets. Perot Systems further agreed to, and to cause its representatives to, immediately cease and terminate any existing solicitation, encouragement, discussion or negotiation with any third parties (other than Dell) with respect to any such acquisition or asset sale. However, if Perot Systems received an unsolicited bona fide proposal for an alternative transaction that its Board of Directors determined in good faith, after consultation with its outside counsel and financial advisors, could reasonably lead to a superior proposal, subject to certain restrictions, the Perot Systems Board of Directors could take steps to pursue such alternative transaction and terminate the Exclusivity Agreement upon two business days’ notice. The Exclusivity Agreement terminated upon entry into the Merger Agreement.

This summary is qualified in its entirety by reference to the Exclusivity Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO.

12.	Purpose of the Offer; Plans for Perot Systems.

Purpose of the Offer.  The purpose of the Offer is for Dell, through the Purchaser, to acquire control of, and the entire equity interest in, Perot Systems. The Offer, as the first step in the acquisition of Perot Systems, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in Perot Systems or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Perot Systems. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Perot Systems.

Board Representation.  Pursuant to the terms of the Merger Agreement, promptly upon the Purchaser’s deposit of cash in an amount sufficient to pay the aggregate Offer Price for all Shares validly tendered and not properly withdrawn pursuant to the Offer which represent at least 66 2/3% of the outstanding Shares, Dell currently intends to seek maximum representation on the Perot Systems Board of Directors, subject to the requirement in the Merger Agreement regarding the presence of at least three Independent Directors on the Perot Systems Board of Directors until the Effective Time. See Section 11 — “The Transaction Agreements — The Merger Agreement — Board of Directors.”

Short-form Merger Procedure.  Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a “short-form” merger with that subsidiary without the action of the other stockholders of the subsidiary. Pursuant to the Merger Agreement, if as of immediately after the expiration of the Offer and acceptance of the Shares validly tendered in, and not properly withdrawn from the Offer, the expiration of any Subsequent Offering Period, the purchase, if applicable, of the Top-Up Option Shares and, if necessary, the expiration of the period for guaranteed delivery of Shares in the Offer, Dell or any direct or indirect subsidiary of Dell, taken together, owns at least 90% of the total outstanding Shares, Perot Systems, Dell and the Purchaser shall, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a meeting of Perot Systems’ stockholders in accordance with Section 253 of the DGCL.

If the short-form merger procedure described below is not available for the Merger, Perot Systems’ Certificate of Incorporation requires the affirmative vote of the holders of at least 66 2/3% of the outstanding Shares to adopt the Merger Agreement. The Merger Agreement provides that if Perot Systems stockholder adoption is required, Perot Systems will take all action necessary to convene a meeting of holders of Shares to vote upon the Merger as soon as reasonably practicable following the consummation or expiration of the Offer. If the Minimum Condition is satisfied and the Purchaser accepts for payment Shares tendered pursuant to the Offer, the Purchaser will have sufficient voting power to approve and adopt the Merger and the Merger Agreement at a meeting of Perot Systems stockholders without the affirmative vote of any other Perot Systems stockholder.

Rule 13e-3.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and under certain circumstances may be applicable to the Merger or another business combination following the purchase of the Shares pursuant to the Offer or otherwise in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Expiration Date at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning Perot Systems and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for Perot Systems.  Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of Perot Systems will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Dell will continue to evaluate the business and operations of Perot Systems during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Dell intends to review such information as part of a comprehensive review of Perot Systems’ business, operations, capitalization and management with a view to optimizing development of Perot Systems’ potential in conjunction with Dell’s existing business.

Except as set forth in this Offer to Purchase, the Purchaser and Dell have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Perot Systems or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Perot Systems or any of its subsidiaries, (iii) any material change in Perot Systems’ capitalization or dividend policy, or (iv) any other material change in Perot Systems’ corporate structure or business.

13.	Certain Effects of the Offer.

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

NYSE Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE. According to the published NYSE guidelines, the NYSE would consider delisting the Shares if, among other things, the number of publicly held shares falls below 600,000, the total number of holders of Shares falls below 400 (or below 1,200 if the average monthly trading volume is below 100,000 shares for the most recent 12 months) or Perot Systems’ average total global market capitalization over a consecutive 30 trading day period is less than $25,000,000. Shares held by officers or directors of Perot Systems or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered as being “publicly held” for this purpose. According to Perot Systems, as of September 17, 2009, an aggregate of 121,322,396 Shares were issued and outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Neither Dell nor the Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the price of the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Promptly after the acceptance of Shares for payment in the Offer, Perot Systems will take all action requested by Dell to elect “controlled company” status pursuant to Rule 303A.00 of the NYSE, which means that Perot Systems would be exempt from the requirements that its Board of Directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the committees (other than the audit committee) of Perot Systems’ Board of Directors. The controlled company exemption does not modify the independence requirements for Perot Systems’ audit committee.

Margin Regulations.  The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using the Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. The Exchange Act registration may be terminated upon application of Perot Systems to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Perot Systems to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Perot Systems, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement or information statement pursuant to Section 14(a) or Section 14(c) of the Exchange Act in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Perot Systems and persons holding “restricted securities” of Perot Systems to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for stock exchange listing. We intend to, and will cause Perot Systems to, terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Dell, Perot Systems will not, and will not permit its subsidiaries to, make, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of any of, or enter into any agreement with respect to the voting of, any capital stock or equity interests of Perot Systems or any of its subsidiaries, except that a wholly-owned subsidiary of Perot Systems may make, declare, set aside and pay dividends or distributions to Perot Systems or another wholly-owned subsidiary of such subsidiary.

15.	Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay, and (subject to any such rules or regulations) may, to the extent expressly permitted by the Merger Agreement, delay the acceptance for payment for, or the payment for, any Shares validly tendered and not properly withdrawn, and, to the extent permitted by the Merger Agreement, may amend or terminate the Offer if (a) there shall not have been validly tendered and not properly withdrawn on or prior to the expiration of the Offer a number of Shares which, taken together with the Shares, if any, beneficially owned by Dell, the Purchaser or any of their affiliates, represents at least 66 2/3% of the total outstanding Shares ((i) assuming the issuance of all Shares (other than the Top-Up Option Shares) upon the exercise, conversion or exchange of all outstanding options, warrants, convertible or exchangeable securities and similar rights; provided, that only such outstanding options that vest on or before December 31, 2010 will be included for this calculation but regardless of the conversion or exercise price or other terms and conditions thereof, and (ii) excluding Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed) (the “Minimum Condition”), (b) all applicable waiting periods (and any extensions thereof) under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable antitrust, competition or merger control laws, have expired (c) any of the Amended License Agreement or the Tender Agreements have been amended, modified, cancelled, terminated, breached or repudiated by any party thereto (other than Dell or the Purchaser) or (d) at any time after the date of the Merger Agreement and before the Expiration Date, any of the following events shall occur and be continuing as of the Expiration Date:

(i) any of the representations and warranties of Perot Systems set forth in the Merger Agreement shall not be true and correct (disregarding all qualifications or limitations as to “materiality” or “Company Material Adverse Effect” or other similar qualifiers set forth therein) as of the Expiration Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct has not had, and would not have, a Company Material Adverse Effect;

(ii) Perot Systems shall have failed to perform in any material respect the obligations, and failed to comply in any material respect with the agreements and covenants, required to be performed by, or complied with by, it under the Merger Agreement and such failure to perform and such failure to comply shall not have been cured at or prior to the Expiration Date;

(iii) a Company Material Adverse Effect shall have occurred since the date of the Merger Agreement;

(iv) Dell shall not have received a certificate, signed on behalf of Perot Systems by the Chief Executive Officer and Chief Financial Officer of Perot Systems (solely in his or her capacity as an officer of Perot Systems without personal liability), to the effect that the conditions set forth in paragraphs (i)-(iii) above have been satisfied as of the Expiration Date;

(v) there shall be any injunction, judgment, ruling, order, decree, action, proceeding or litigation instituted, issued, entered, commenced or pending by any Governmental Authority that would or that seeks or is reasonably likely to (A) restrain, enjoin, prevent, prohibit or make illegal the acceptance for payment, payment for or purchase of some or all of the Shares by the Purchaser or Dell or the consummation of the transactions contemplated by the Merger Agreement, (B) impose limitations on the ability of the Purchaser, Dell or any of their affiliates effectively to exercise full rights of ownership of the Shares, including the right to vote the Shares purchased by them on all matters properly presented to Perot Systems’ stockholders on an equal basis with all other stockholders (including the adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement), (C) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, Dell’s, the Purchaser’s or any of their affiliates’ ownership or operation of all or substantially all of the businesses and assets of Perot Systems and its subsidiaries, taken as a whole, or, as a result of the transactions contemplated by the Merger Agreement, of Dell and Perot Systems’ subsidiaries, taken as a whole, (D) subject to clause (iii) under “— Reasonable Best Efforts to Cause the Merger to Occur” in Section 11 — “The Transaction Agreements — The Merger Agreement” and Section 5.4(c) of the Merger Agreement, compel Dell, the Purchaser or any of their affiliates to dispose of any Shares or, as a result of the transactions contemplated by the Merger Agreement, compel Dell, the Purchaser or any of their affiliates to dispose of or hold separate any portion of the businesses or assets of Perot Systems and its subsidiaries, taken as a whole, or of Dell and its Subsidiaries, taken as a whole or (E) impose material damages on Dell, Perot Systems or any of their respective Subsidiaries as a result of the transactions contemplated by the Merger Agreement (the condition in this paragraph (v), to the extent relating to any restraint, enjoinment, prevention, prohibition, illegality, imposition of limitation or compulsion that is imposed by a Governmental Antitrust Authority, is referred to as the “Antitrust Condition”);

(vi) an Adverse Recommendation Change shall have occurred; or

(vii) the Merger Agreement shall have been terminated in accordance with its terms.

For purposes of the Merger Agreement, the term “Company Material Adverse Effect” means any circumstance, event, change or effect (whether or not foreseeable as of the date of the Merger Agreement) that, individually or in the aggregate with all other circumstances, events, changes and effects, (a) is, or would reasonably be expected to be, materially adverse to the assets, business, financial condition or results of operations of Perot Systems and its subsidiaries, taken as a whole (whether or not such circumstance, event, change or effect has, during the period or at any time in question, manifested itself in the historical financial statements of Perot Systems), or (b) would prevent or materially impair the ability of Perot Systems to perform its obligations under the Merger Agreement or consummate the transactions contemplated thereby; provided, however, that, for the purposes of clause (a), no event, change or effect to the extent arising out of, resulting from or attributable to the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur: (i) general industry, economic, market or political conditions; (ii) acts of war, sabotage or terrorism; (iii) the announcement or pendency of the transactions contemplated by the Merger Agreement; (iv) any failure, in and of itself, by Perot Systems to meet any internal or published projections, predictions, estimates or expectations (whether such projections, predictions, estimates or expectations were made by Perot Systems or independent third parties) for any period ending on or after the date of the Merger Agreement; (v) any changes in generally accepted accounting principles, applicable law or the interpretation thereof; (vi) the taking of any specific action at the express written direction of Dell; or (vii) a decline in the market price, or a change in the trading volume, of the Shares (it being understood that any cause of any such decline or change may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); provided, further, however, that any circumstance, event, change and effect referred to in clauses (i), (ii) or (v) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur to the extent (but only to the extent) that such event, change or effect has a disproportionate effect on Perot Systems and its subsidiaries, taken as a whole, compared to other participants in the industries in which Perot Systems and its subsidiaries conduct their businesses.

The foregoing conditions are for the benefit of Dell and the Purchaser and may, solely to the extent permitted by Section 1.1 of the Merger Agreement, be waived by Dell and the Purchaser, in whole or in part, at any time and from time to time prior to the Expiration Date in their sole and absolute discretion.

16.	Certain Legal Matters; Regulatory Approvals.

General.  We are not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on our examination of publicly available information filed by Perot Systems with the SEC and other information concerning Perot Systems, we are not aware of any governmental license or regulatory permit that appears to be material to the business of Perot Systems and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of Shares (and the indirect acquisition of the stock of Perot Systems’ subsidiaries) as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Dell as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Perot Systems’ business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

Antitrust Compliance.

United States.  Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting periods have been observed and terminated. These HSR Act requirements apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Dell, as the ultimate parent entity of the Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless

(a) such waiting period is extended by the FTC or Antitrust Division by the issuance of a Request for Additional Information and Documentary Materials (the “Second Request”), in which case the waiting period terminates ten days after Dell complies substantially with the Second Request (as described more fully below) or (b) the waiting period is terminated earlier by the FTC and the Antitrust Division. Under the Merger Agreement, Dell is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger within 10 business days from the date upon the date of the Merger Agreement. Dell and Perot Systems have both filed Premerger Notification and Report Forms with the FTC and the Antitrust Division on September 23, 2009. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on October 8, 2009, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a Second Request prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until 10 calendar days following the date of substantial compliance by Dell with that request, unless the FTC or the Antitrust Division terminates the additional waiting period earlier. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or Dell’s agreement not to close. In practice, complying with a Second Request can take a significant period of time. Although Perot Systems is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with a Second Request, Perot Systems’ failure to comply with the Second Request will not extend the waiting period. The Merger will not require an additional filing under the HSR Act if the Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated and no additional HSR Act threshold is exceeded prior to closing of the transaction.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of the Purchaser’s proposed acquisition of Perot Systems. At any time before or after the Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the US federal antitrust laws by substantially lessening competition in any line of commerce affecting US consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of the Purchaser, Perot Systems or any of their respective subsidiaries or affiliates or requiring other conduct or relief. US state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Dell believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, the Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 — “Certain Conditions of the Offer.”

Germany.  This acquisition of Shares pursuant to the Offer is also subject to review by the Federal Cartel Office (“FCO”) in Germany. Pursuant to the Act against Restraints of Trade, the transactions contemplated by the Merger Agreement may not be consummated unless a notification has been submitted to the FCO, and a waiting period of one month has expired or the FCO grants clearance of the transactions contemplated by the Merger Agreement. Dell filed its notification with the FCO on September 25, 2009. Thus the waiting period will end on October 23, 2009, unless the FCO commences a second-stage investigation, in which event the waiting period may be extended for up to an additional three months.

Ireland.  The acquisition of Shares pursuant to the Offer is also subject to review by the Irish Competition Authority (“ICA”) in Ireland. Pursuant to the Competition Act, the transactions contemplated by the Merger Agreement may not be consummated unless a notification has been submitted to the ICA, and a waiting period of one month has expired or the FCA grants clearance of the transactions contemplated by the Merger Agreement. Dell filed its notification with the ICA on September 25, 2009. Thus the waiting period will end on October 23, 2009, unless the ICA seeks supplementary information, in which event the relevant date for the beginning of the waiting period is the date upon which the parties submit the requested information. In the further event that the ICA commences a second-stage investigation, the waiting period may be extended for up to an additional three months.

Ukraine.  The acquisition of Shares pursuant to the Offer is also subject to review by the Antimonopoly Committee (“AMC”) of Ukraine. Pursuant to the relevant statutory authority, the transactions contemplated by the

Merger Agreement may not be consummated unless a notification has been submitted to the AMC, and a waiting period of 45 days has expired subject to notification of acceptance for consideration or the AMC grants clearance of the transactions contemplated by the Merger Agreement. Perot Systems and Dell filed their joint notification with the AMC on September 23, 2009. The AMC has fifteen days to determine whether a filing is complete. If it decides that the application is complete, the AMC has another thirty days to review the filing. If no decision is issued by the close of the thirty-day period, the parties may close the transaction. If the AMC requests additional information and commences a second-stage investigation, the waiting period may be extended for an additional three-month investigation, with the three-month period commencing upon receipt of the information requested. If no decision is issued by the close of the second-stage investigation, the parties may close the transaction.

Austria.  The acquisition of Shares pursuant to the Offer is also subject to review by the Federal Cartel Authority (“FCA”) in Austria. Pursuant to the Cartel Act, the transactions contemplated by the Merger Agreement may not be consummated unless a notification has been submitted to the FCA, and a waiting period of four weeks has expired or the FCA grants clearance of the transactions contemplated by the Merger Agreement. Dell filed its notification with the FCA on September 25, 2009. Thus the waiting period will end on October 23, 2009, unless the FCO commences a second-stage investigation, in which event the waiting period may be extended for up to an additional five months.

There can be no assurance that such governmental entities will accept the filings, extend the deadlines or will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof. If any foreign governmental entity takes an action prior to the completion of the Offer that might have certain adverse effects, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 15 — “Certain Conditions of the Offer.” If the acceptance of and payment for the Shares pursuant to the Offer is delayed solely due to the failure to satisfy the Antitrust Condition, then at the request of Dell, the Purchaser or Perot Systems, Dell and Perot Systems will enter into, and conduct in good faith, discussions to amend the Merger Agreement as appropriate such that the Perot Systems stockholder approval of the Merger Agreement and the Merger may be sought and the Merger may be completed in a manner customary for a “one-step” merger not involving a tender or exchange offer and as expeditiously as possible.

State Takeover Laws.  Perot Systems is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Perot Systems Board of Directors has taken all actions necessary under the DGCL, including approving the Tender Agreements and approving the transactions contemplated by the Merger Agreement, to ensure that Section 203 of the DGCL does not, and will not, apply to the transactions contemplated by the Merger Agreement, if such transactions are consummated in accordance with the terms of the Merger Agreement.

A number of states throughout the United States have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, a number of U.S. federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

Perot Systems, directly or indirectly through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Certain Conditions of the Offer.”

17.	Appraisal Rights.

No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, stockholders who do not tender their Shares in the Offer will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price or the Merger Consideration.

In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders that requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under Delaware law, each Share of such stockholder will be converted into the right to receive the Merger Consideration. A stockholder may withdraw his demand for appraisal by delivering to Perot Systems a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price therefor.

18.	Fees and Expenses.

Dell has retained D.F. King & Co., Inc. to be the Information Agent and BNY Mellon Shareowner Services to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Dell nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Dell or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of the Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Dell and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Perot Systems has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Perot Systems board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Perot Systems” above.

DII — Holdings Inc.
October 2, 2009

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER AND DELL

1.	DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of DII — Holdings Inc. are set forth below. The business address and phone number of each such director and executive officer is c/o Dell Inc., One Dell Way, Round Rock, Texas 78682, (800) 289-3355. All directors and executive officers listed below are citizens of the United States.

Name and Position	Age	Present Principal Occupation or Employment and Employment History

Michael S. Dell Chairman and Chief Executive Officer	44	Mr. Dell currently serves as Chairman of the Board and Chief Executive Officer of Dell Inc. He has held the title of Chairman of the Board since he founded Dell in 1984. Mr. Dell served as Chief Executive Officer of Dell from 1984 until July 2004 and resumed that role in January 2007. He serves on the Foundation Board of the World Economic Forum, serves on the executive committee of the International Business Council, and is a member of the U.S. Business Council. He also sits on the governing board of the Indian School of Business in Hyderabad, India.
Brian T. Gladden Senior Vice President and Chief Financial Officer	44	Mr. Gladden serves as Senior Vice President and Chief Financial Officer (“CFO”) of Dell Inc. In this role, he is responsible for all aspects of Dell’s finance function including accounting, financial planning and analysis, tax, treasury, audit, information technology, and investor relations, and is also responsible for our global information systems and technology structure. Prior to joining Dell in June 2008, Mr. Gladden was President and CEO of SABIC Innovative Plastics Holding BV. Prior to joining SABIC Innovative Plastics, Mr. Gladden spent nearly 20 years with General Electric (“GE”) in a variety of financial and management leadership roles. During his career with the company, he served as Vice President and General Manager of GE Plastics’ resin business, CFO of GE Plastics and Vice President and CFO of GE Medical Systems Healthcare IT business. He was named a GE corporate officer in 2002 and had formerly served on GE’s corporate audit staff for five years. Mr. Gladden earned a Bachelor of Science degree in Business Administration and Finance from Millersville University in Millersville, PA.
Lawrence P. Tu Senior Vice President, General Counsel and Secretary	54	Mr. Tu joined Dell Inc. as Senior Vice President, General Counsel and Secretary in July 2004, and is responsible for overseeing Dell’s global legal department, governmental affairs and ethics department. Before joining Dell, Mr. Tu served as Executive Vice President and General Counsel at NBC Universal for three years. Prior to his position at NBC, he was a partner with the law firm of O’Melveny & Myers LLP, where he focused on energy, technology, internet, and media related transactions. He also served five years as managing partner of the firm’s Hong Kong office. Mr. Tu’s prior experience also includes serving as General Counsel Asia-Pacific for Goldman Sachs, attorney for the U.S. State Department, and law clerk for U.S. Supreme Court Justice Thurgood Marshall. Mr. Tu holds Juris Doctor and Bachelor of Arts degrees from Harvard University, as well as a Master’s degree from Oxford University, where he was a Rhodes Scholar.

Name and Position	Age	Present Principal Occupation or Employment and Employment History

Gary E. Bischoping, Jr. Vice President, Treasurer	41	Mr. Bischoping was appointed Treasurer of Dell Inc. in February 2009. In this role, he is responsible for the company’s capital structure, foreign-exchange and interest-rate management, as well as global banking relationships, investments, cash and asset management. He joined Dell in 2000 spent 6 years in Treasury and has held several operational finance roles over the last 3 years at Dell. Before Dell, Gary was an Associate at Stern Stewart & Co. He holds an MBA from the University of Rochester and a B.S. in Accounting from SUNY Oswego.
James L. Fitzgerald Vice President, Tax	63	Jim Fitzgerald joined Dell in November 2002 as Vice President of Global Tax and Administration. In this role, Mr. Fitzgerald has overall management responsibility globally for all areas of tax. He manages a tax staff that exceeds 100 tax professionals located in 11 countries. Mr. Fitzgerald holds a Masters in Laws of Taxation from New York University School of Law, a JD from Loyola University School of Law and a BA in Business Administration from Pacific University.
Janet B. Wright Sole Director and Assistant Secretary	45	Ms. Wright was appointed Director — Corporate Legal, General Corporate Counsel and Assistant Secretary of Dell Inc. in April 2008. She is primarily responsible for Dell’s corporate securities, corporate finance, corporate governance and general corporate matters. Ms. Wright joined Dell in March of 1999 and has held various roles in the legal department. Prior to joining Dell, Ms. Wright spent 10 years in private practice. She holds a JD from the Southern Methodist University School of Law and a BBA in Finance from the University of Oklahoma.

2.	DIRECTORS AND EXECUTIVE OFFICERS OF DELL

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Dell are set forth below. The business address and phone number of each such director and executive officer is Dell Inc., One Dell Way, Round Rock, Texas 78682, (800) 289-3355. All directors and executive officers listed below are citizens of the United States.

Name and Position	Age	Present Principal Occupation or Employment and Employment History

James W. Breyer Director	48	Mr. Breyer has been a director of Dell since April 2009. Mr. Breyer is currently a Partner with Accel Partners in Palo Alto, California. Mr. Breyer has been an investor in over thirty consumer internet, media, and technology companies that have completed public offerings or successful mergers. Prior to his joining Accel in 1985, Mr. Breyer worked as a management consultant at McKinsey & Company and in product marketing and management at Apple Computer and Hewlett Packard. Mr. Breyer is currently on the Board of Directors of Wal-Mart Stores, Inc., where he is the Lead/Presiding Independent Director. He also serves on the board of Marvel Entertainment where he is the founding Chairman of the Strategic Planning Committee. He is on the board of several private companies such as Facebook, and is on the Strategic Investment Committee/Board of Accel-KKR, IDG-Accel China Funds, and Facebook Seed Fund. Mr. Breyer is also on the Board of the Associates of the Harvard Business School, Pacific Community Ventures, Stanford Technology Ventures Program, Technet, and is a Trustee of the San Francisco Museum of Modern Art and of The Menio School. In addition, Mr. Breyer is Chairman of the Stanford Engineering Venture Fund.

Name and Position	Age	Present Principal Occupation or Employment and Employment History

Donald J. Carty Director	62	Mr. Carty has served as director of Dell since December 1992. Mr. Carty is the former Vice Chairman and Chief Financial Officer of Dell, having held that office from January 2007 until June 2008. In that role, he was responsible for all finance functions, including controller, corporate planning, tax, treasury operations, investor relations, corporate development, risk management, and corporate audit. Mr. Carty was the Chairman and Chief Executive Officer of AMR Corporation and American Airlines from 1998 until his retirement in 2003. He served in a variety of executive positions with AMR Airline Group and American Airlines from 1978 to 1985 and from 1987 to 1999. Mr. Carty was President and Chief Executive Officer of CP Air in Canada from 1985 to 1987. After his retirement from AMR and American in 2003, Mr. Carty was engaged in numerous business and private investment activities with a variety of companies. Mr. Carty is also a director of Barrick Gold Corporation, Hawaiian Holdings L.L.C., Gluskin Sheff and Associates, and Talisman Energy Inc.
William H. Gray, III Director	68	Mr. Gray has been a director of Dell since November 2000. Mr. Gray is co-Chairman of Gray-Loeffler (a consulting and advisory firm), a position he has held since August 2004. Mr. Gray was President and Chief Executive Officer of The College Fund/UNCF (educational assistance) from 1991 until he retired in June 2004. He was a member of the United States House of Representatives from 1979 to 1991. During his tenure, he was Chairman of the House Budget Committee, a member of the Appropriations Committee and Chairman of the House Democratic Caucus and Majority Whip. He is an ordained Baptist Minister and last pastored at Bright Hope Baptist Church of Philadelphia from 1972 until 2007. Mr. Gray is also a director of J.P. Morgan Chase & Co., Prudential Financial Inc., Visteon Corporation and Pfizer Inc.
Judy C. Lewent Director	60	Ms. Lewent has served as a director of Dell since May 2001. Until September 2007, Ms. Lewent served as the Executive Vice President, Chief Financial Officer of Merck & Co., Inc. She served as Chief Financial Officer of Merck starting in 1990 and also held various other financial and management positions after joining Merck in 1980. Ms. Lewent is also a director of Motorola, Inc. and Thermo Fisher Scientific Inc. Ms. Lewent is a trustee and the chairperson of the audit committee of the Rockefeller Family Trust, a life member of the Massachusetts Institute of Technology Corporation and a member of the American Academy of Arts and Sciences.
Thomas W. Luce, III Director	69	Mr. Luce has served as a director of Dell since September 2006 and also from November 1991 to September 2005. Mr. Luce currently serves as President, Chief Executive Officer, and Director of the National Math and Science Initiative Inc., a not-for-profit organization dedicated to expanding programs that have a proven positive impact on math and science education. He served as United States Assistant Secretary of Education for Planning, Evaluation and Policy Development from July 1, 2005, until his resignation September 1, 2006. From 1997 until 2005, Mr. Luce was a partner of the business advisory firm Luce & Williams, Ltd. Mr. Luce was a founding partner and managing partner of the law firm of Hughes & Luce, LLP from 1973 until his retirement from the firm in 1997, and was Of Counsel with that law firm until December 2003.

Name and Position	Age	Present Principal Occupation or Employment and Employment History

Klaus S. Luft Director	67	Mr. Luft has served as a director of Dell since March 1995. Mr. Luft is the founder and Chairman of the Supervisory Board of Artedona AG, a privately held mail order e-commerce company established in 1999 and headquartered in Munich, Germany. He is also owner and President of Munich-based MATCH -- Market Access Services GmbH & Co., KG. Since August 1990, Mr. Luft has served as Vice Chairman and International Advisor to Goldman Sachs Europe Limited. From March 1986 to November 1989, he was Chief Executive Officer of Nixdorf Computer AG, where he served for more than 17 years in a variety of executive positions in marketing, manufacturing, and finance. Mr. Luft is the Honorary Consul of the Republic of Estonia in the State of Bavaria.
Alex J. Mandl Director	65	Mr. Mandl has served as a director of Dell since November 1997. Mr. Mandl is currently the non-Executive Chairman of Gemalto, a company resulting from the merger of Axalto Holding N.V. and Gemplus International S.A. From June 2006 until December 2007, Mr. Mandl served as Executive Chairman of Gemalto. Before June 2006, Mr. Mandl was President, Chief Executive Officer and a member of the Board of Directors of Gemplus, positions he held since August 2002. He has served as Principal of ASM Investments, a company focusing on early stage funding in the technology sector, since April 2001. From 1996 to March 2001, Mr. Mandl was Chairman and CEO of Teligent, Inc., which offered business customers an alternative to the Bell Companies for local, long distance and data communication services. Mr. Mandl was AT&T’s President and Chief Operating Officer from 1994 to 1996, and its Executive Vice President and Chief Financial Officer from 1991 to 1993. From 1988 to 1991, Mr. Mandl was Chairman of the Board and Chief Executive Officer of Sea-Land Services Inc. Mr. Mandl is also a board member of Hewitt Associates, Inc., Horizon Lines, Inc. and Visteon Corporation.
Shantanu Narayen Director	46	Mr. Narayen has served as a director of Dell since September 2009. He is president and chief executive officer of Adobe Systems Incorporated. Prior to his appointment as CEO in December of 2007, Narayen was Adobe’s president and Chief Operating Officer. Previously, he held key product research and development positions within Adobe, including executive vice president of worldwide products, senior vice president of worldwide product development and vice president and general manager of the engineering technology group. Before joining Adobe in 1998, he was a co-founder of Pictra, Inc., an early pioneer of digital photo sharing over the Internet. Prior to that, he served as director of desktop and collaboration products at Silicon Graphics, Inc. and held various senior management positions at Apple Computer, Inc.
Sam Nunn Director	71	Mr. Nunn has served as a director of Dell since December 1999. Mr. Nunn is Co-Chairman and Chief Executive Officer of the Nuclear Threat Initiative (NTI), a charitable organization working to reduce the global threats from nuclear, biological and chemical weapons. He was a Senior Partner at the law firm of King & Spalding, Atlanta, Georgia, from 1997 until 2003. From 1972 through 1996, he served as a United States Senator from Georgia. During his tenure as Senator, he served as Chairman of the Senate Armed Services Committee and the Permanent Subcommittee on Investigations. He also served on the Intelligence and Small Business Committees. Mr. Nunn also serves as a director of Chevron Corporation, The Coca-Cola Company and General Electric Company.

Name and Position	Age	Present Principal Occupation or Employment and Employment History

Michael S. Dell Chairman of the Board and Chief Executive Officer	44	Mr. Dell currently serves as Chairman of the Board and Chief Executive Officer of Dell. He has held the title of Chairman of the Board since he founded Dell in 1984. Mr. Dell served as Chief Executive Officer of Dell from 1984 until July 2004 and resumed that role in January 2007. He serves on the Foundation Board of the World Economic Forum, serves on the executive committee of the International Business Council, and is a member of the U.S. Business Council. He also sits on the governing board of the Indian School of Business in Hyderabad, India.
Bradley R. Anderson Senior Vice President, Enterprise Product Group	50	Mr. Anderson joined Dell in July 2005 and has served as Senior Vice President, Enterprise Product Group since January 2009. In this role, he is responsible for worldwide engineering, design, development and marketing of Dell’s enterprise products including servers, networking and storage systems. From July 2005 until January 2009, Mr. Anderson served as Senior Vice President, Business Product Group. Prior to joining Dell, Mr. Anderson was Senior Vice President and General Manager of the Industry Standard Servers business at Hewlett-Packard Company (“HP”), where he was responsible for HP’s server solutions. Previously, he was Vice President of Server, Storage, and Infrastructure for HP, where he led the team responsible for server, storage, peripheral, and infrastructure products. Before joining HP in 1996, Mr. Anderson held top management positions at Cray Research in executive staff, field marketing, sales, finance, and corporate marketing. Mr. Anderson earned a Bachelor of Science in Petroleum Engineering from Texas A&M University and a Master of Business Administration from Harvard University. He serves on the Texas A&M Look College of Engineering Advisory Council.
Paul D. Bell President, Global Public	49	Mr. Bell has been with Dell since 1996 and currently serves as President, Global Public. In this role he is responsible for leading the teams that help governments, education, healthcare and other public organizations make full use of Information Technology. From March 2007 until January 2009, Mr. Bell served as Senior Vice President and President, Americas. In this role, Mr. Bell was responsible for all sales and customer support operations across the Americas region other than our consumer business. From February 2000 until March 2007, Mr. Bell served as Senior Vice President and President, Europe, Middle East, and Africa. Prior to this, Mr. Bell served as Senior Vice President, Home and Small Business. Prior to joining Dell in July 1996, Mr. Bell was a management consultant with Bain & Company for six years, including two years as a consultant on our account. Mr. Bell received Bachelor’s degrees in Fine Arts and Business Administration from Pennsylvania State University and a Master of Business Administration degree from the Yale School of Organization and Management.
Jeffrey W. Clarke Vice Chairman, Operations and Technology	46	Mr. Clarke currently serves as Vice Chairman, Operations and Technology. In this role he is responsible for worldwide engineering, design and development of Dell’s business client products, including Dell OptiPlex Desktops, Latitude Notebooks and Precision Workstations, and production of all company products worldwide. From January 2003 until January 2009, Mr. Clarke served as Senior Vice President, Business Product Group. Mr. Clarke joined Dell in 1987 as a quality engineer and has served in a variety of engineering and management roles. In 1995 Mr. Clarke became the director of desktop development, and from November 2001 to January 2003 he served as Vice President and General Manager, Relationship Product Group. Mr. Clarke received a Bachelor’s degree in Electrical Engineering from the University of Texas at San Antonio.

Name and Position	Age	Present Principal Occupation or Employment and Employment History

Andrew C. Esparza Senior Vice President, Human Resources	51	Mr. Esparza joined Dell in 1997 as a director of Human Resources in the Product Group. He was named Senior Vice President, Human Resources in March 2007 and was named an executive officer in September 2007. In this role, he is responsible for driving the strategy and supporting initiatives to attract, motivate, develop, and retain world-class talent in support of Dell’s business goals and objectives. He also has responsibility for corporate security and corporate responsibility on a worldwide basis. He currently is an executive sponsor for aDellante, Dell’s internal networking group responsible for the development of Hispanic employees within the company. Prior to joining Dell, he held human resource positions with NCR Corporation from 1985 until 1997 and Bechtel Power Corporation from 1981 until 1985. Mr. Esparza earned a Bachelor’s degree in Business Administration with a concentration in Human Resource Management from San Diego State University.
Stephen J. Felice President, Global Small and Medium Business	52	Mr. Felice currently serves as President, Global Small and Medium Business. Mr. Felice leads the Dell organization that creates and delivers specific solutions and technology to more than 72 million small and medium-sized businesses globally. From March 2007 until January 2009, Mr. Felice served as Senior Vice President and President, Asia Pacific-Japan, after having served as Vice President, Asia Pacific-Japan since August 2005. Mr. Felice was responsible for Dell’s operations throughout the APJ region, including sales and customer service centers in Penang, Malaysia, and Xiamen, China. Mr. Felice joined Dell in February 1999 and has held various executive roles in Dell’s sales and consulting services organizations. From February 2002 until July 2005, Mr. Felice was Vice President, Corporate Business Group, Dell Americas. Prior to joining Dell, Mr. Felice served as Chief Executive Officer and President of DecisionOne Corp. Mr. Felice also served as Vice President, Planning and Development, with Bell Atlantic Customer Services, and he spent five years with Shell Oil in Houston. Mr. Felice holds a Bachelor’s degree in Business Administration from the University of Iowa and a Master of Business Administration degree from the University of Houston.
Ronald G. Garriques President, Global Consumer	45	Mr. Garriques joined Dell in February 2007 as President, Global Consumer Group. In this role he is responsible for Dell’s portfolio of consumer products, including desktops, notebooks, software and peripherals as well as product design and sales. Before joining Dell, Mr. Garriques served in various leadership roles at Motorola from February 2001 to February 2007, where he was most recently Executive Vice President and President, responsible for the Mobile Devices division. He was also Senior Vice President and General Manager of the Europe, Middle East, and Africa region for the Personal Communications Services division, and Senior Vice President and General Manager of Worldwide Products Line Management for the Personal Communications Services division. Prior to joining Motorola, Mr. Garriques held management positions at AT&T Network Systems, Lucent Technologies, and Philips Consumer Communications. Mr. Garriques holds a Master’s degree in Business Administration from The Wharton School at the University of Pennsylvania, a master’s degree in Mechanical Engineering from Stanford University, and a Bachelor’s degree in Mechanical Engineering from Boston University.

Name and Position	Age	Present Principal Occupation or Employment and Employment History

Brian T. Gladden Senior Vice President and Chief Financial Officer	44	Mr. Gladden serves as Senior Vice President and Chief Financial Officer (“CFO”). In this role, he is responsible for all aspects of Dell’s finance function including accounting, financial planning and analysis, tax, treasury, audit, information technology, and investor relations, and is also responsible for our global information systems and technology structure. Prior to joining Dell in June 2008, Mr. Gladden was President and CEO of SABIC Innovative Plastics Holding BV. Prior to joining SABIC Innovative Plastics, Mr. Gladden spent nearly 20 years with General Electric (“GE”) in a variety of financial and management leadership roles. During his career with the company, he served as Vice President and General Manager of GE Plastics’ resin business, CFO of GE Plastics and Vice President and CFO of GE Medical Systems Healthcare IT business. He was named a GE corporate officer in 2002 and had formerly served on GE’s corporate audit staff for five years. Mr. Gladden earned a Bachelor of Science degree in Business Administration and Finance from Millersville University in Millersville, PA.
Erin Nelson Vice President, Chief Marketing Officer	40	Ms. Nelson currently serves as Vice President and Chief Marketing Officer (“CMO”). In this role she is responsible for customer relationship management, communications, brand strategy, core research and analytics, and overall marketing agency management. Before becoming CMO in January 2009, Ms. Nelson spent three years in Europe, most recently as Vice President of Marketing for Dell’s business in Europe, the Middle East and Africa. Since joining Dell in 1999, she has held progressive leadership positions in U.S. consumer marketing, U.S. public sales, EMEA home and small-business marketing, as well as eBusiness. Prior to joining Dell, Ms. Nelson held positions in brand management at Procter & Gamble, corporate strategy at PepsiCo, and as a management consultant with A.T. Kearney. Ms. Nelson earned a Bachelor’s degree in Business Administration with a concentration in International Business and Marketing from the University of Texas at Austin.
Stephen F. Schuckenbrock President, Global Large Enterprise	49	Mr. Schuckenbrock currently serves as President, Global Large Enterprise, leading the delivery of innovative and globally consistent Dell solutions and services to the world’s largest corporate IT users. Mr. Schuckenbrock joined Dell in January 2007 as Senior Vice President and President, Global Services. In September 2007, he assumed the additional role of Chief Information Officer, and served in those roles until January 2009. In those roles, he was responsible for all aspects of Dell’s services business, with worldwide responsibility for Dell enterprise service offerings, and was also responsible for Dell’s global information systems and technology structure. Prior to joining Dell, Mr. Schuckenbrock served as Co-Chief Operating Officer and Executive Vice President of Global Sales and Services for Electronic Data Systems Corporation (“EDS”). Before joining EDS in 2003, he was Chief Operating Officer of The Feld Group, an information technology consulting organization. Mr. Schuckenbrock served as Global Chief Information Officer for PepsiCo from 1998 to 2000. Mr. Schuckenbrock earned a Bachelor’s degree in Business Administration from Elon University.

Name and Position	Age	Present Principal Occupation or Employment and Employment History

Lawrence P. Tu Senior Vice President, General Counsel and Secretary	55	Mr. Tu joined Dell as Senior Vice President, General Counsel and Secretary in July 2004, and is responsible for overseeing Dell’s global legal department, governmental affairs and ethics department. Before joining Dell, Mr. Tu served as Executive Vice President and General Counsel at NBC Universal for three years. Prior to his position at NBC, he was a partner with the law firm of O’Melveny & Myers LLP, where he focused on energy, technology, internet, and media related transactions. He also served five years as managing partner of the firm’s Hong Kong office. Mr. Tu’s prior experience also includes serving as General Counsel Asia-Pacific for Goldman Sachs, attorney for the U.S. State Department, and law clerk for U.S. Supreme Court Justice Thurgood Marshall. Mr. Tu holds Juris Doctor and Bachelor of Arts degrees from Harvard University, as well as a Master’s degree from Oxford University, where he was a Rhodes Scholar.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

BNY MELLON SHAREOWNER SERVICES

If delivering by mail: BNY Mellon Shareowner Services Corporate Action Division P.O. Box 3301 South Hackensack, NJ 07606	By Overnight Courier: BNY Mellon Shareowner Services Corporate Action Division 27th Floor 480 Washington Blvd. Jersey City, NJ 07310	If delivering by hand or courier: BNY Mellon Shareowner Services Corporate Action Division 27th Floor 480 Washington Blvd. Jersey City, NJ 07310

By Facsimile Transmission: (For Eligible Institutions Only) (201) 680-4626

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Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

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Email: tender@dfking.com